MEMORANDUM OF CHANGES

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 321

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 321 on January 15, 2002. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

    Cover Page. The date of the Prospectus has been completed.

     Pages 2-5. "The Summary of Essential Financial Information" section and
                "Fee Table" have been completed.

    Pages 6-19. Revisions have been made and the portfolios have been completed.

   Pages 20-34. The descriptions of the issuers of the Securities have been completed.

   Pages 35-37. The Report of Independent Certified Public Accountants and
                Statements of Condition have been completed.





                                                              FILE NO. 333-76304
                                                                    CIK #1123092


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6


     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 321

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

     D.   Name and complete address of agents for service:

CHAPMAN AND CUTLER               VAN KAMPEN FUNDS INC.
Attention:  Mark J. Kneedy       Attention:  Sara L. Badler
111 West Monroe Street           1 Parkview Plaza
Chicago, Illinois  60603         Oakbrook Terrace, Illinois  60181-5555


     E. Title of securities being registered: units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:


  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

     / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on January 15, 2002 pursuant to Rule 487.





                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


BIOTECHNOLOGY &PHARMACEUTICAL
PORTFOLIO, SERIES 18

COHEN & STEERS REIT INCOME
PORTFOLIO, SERIES 2

ENERGY PORTFOLIO, SERIES 2

POWER PORTFOLIO, SERIES 4

TELE-GLOBAL PORTFOLIO, SERIES 18

--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 321 includes the unit investment trusts described above (the "Portfolios"). The Biotechnology & Pharmaceutical Portfolio, Power Portfolio and Tele-Global Portfolio seek capital appreciation by investing in a diversified portfolio of stocks. The Cohen & Steers REIT Income Portfolio seeks high income by investing in a diversified portfolio of dividend-paying real estate investment trusts. The Energy Portfolio seeks capital appreciation and dividend income by investing in a diversified portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.


                                JANUARY 15, 2002



       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.



                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                JANUARY 15, 2002

                                              BIOTECH-
                                               NOLOGY         COHEN &
                                                 &            STEERS
                                               PHARMA-         REIT                                             TELE-
                                              CEUTICAL        INCOME           ENERGY           POWER          GLOBAL
PUBLIC OFFERING PRICE                         PORTFOLIO      PORTFOLIO        PORTFOLIO       PORTFOLIO       PORTFOLIO
                                            ------------   ------------     ------------    ------------    ------------
Aggregate value of Securities per Unit (1) $       9.900   $       9.900   $       9.900   $       9.900   $       9.900
Maximum first year sales charge (2)                0.295           0.295           0.295           0.295           0.295
  Less first year deferred sales charge            0.135           0.135           0.135           0.135           0.135
  Less creation and development fee                0.060           0.060           0.060           0.060           0.060
Public offering price per Unit (3)         $      10.000   $      10.000   $      10.000   $      10.000   $      10.000

PORTFOLIO INFORMATION
Initial number of Units (4)                       14,944          15,182          14,902          14,959          15,007
Aggregate value of Securities (1)          $     147,944   $     150,293   $     147,528   $     148,091   $     148,565
Estimated initial distribution
   per Unit (5)(6)                         $        0.03   $        0.02   $        0.17   $        0.17   $        0.07
Estimated annual dividends
   per Unit (5)(6)                         $     0.03892   $     0.72619   $     0.18975   $     0.19295   $     0.09640
Redemption price per Unit (7)              $       9.765   $       9.765   $       9.765   $       9.765   $       9.765

GENERAL INFORMATION
Initial Date of Deposit                                  January 15, 2002
Special Redemption Date                                  May 21, 2003
Mandatory Termination Date                               January 20, 2004
Record Dates--Cohen & Steers REIT Income Portfolio       10th day of each month
Distribution Dates--Cohen & Steers
   REIT Income Portfolio                                 25th day of each month
Record Dates--All Other Portfolios (6)                   June 10 and December 10
Distribution Dates--All Other Portfolios (6)             June 25 and December 25


--------------------------------------------------------------------------------

(1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2) You will pay a maximum total sales charge of 2.95% of the Public Offering Price per Unit in the first year which consists of an initial sales charge and a deferred sales charge. You will also pay a deferred sales charge in the second year if you retain Units past the Special Redemption Date. The sales charges are described in the "Fee Table" on the next page.

(3) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, the fee of any Portfolio Consultant, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately three months). The estimated amount is described on the next page. The Public Offering Price will also include any accumulated dividends or cash in the Income or Capital Accounts of a Portfolio.

(4) The number of Units may be adjusted so that the public offering price per Unit equals $10 at the close of the New York Stock Exchange on the Initial Date of Deposit. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(5) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".


(6) The initial Record Date for Portfolios other than the Cohen & Steers REIT Income Portfolio is December 10, 2002 and the initial Distribution Date for such Portfolios is December 25, 2002. Thereafter, the Record and Distribution Dates for Portfolios other than the Cohen & Steers REIT Income Portfolio will occur in June and December.


(7) The redemption price is reduced by any remaining first year deferred sales charge. Units redeemed prior to the Special Redemption Date will not be reduced by the second year deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs and creation and development fee. The redemption price will not include these costs after the initial offering period.





                                    FEE TABLE

                                                                  BIOTECHNOLOGY &                  COHEN & STEERS
                                                              PHARMACEUTICAL PORTFOLIO          REITINCOME PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge in first year (2)                          1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
   Maximum first year sales charge                                2.950%   $      29.500          2.950%   $      29.500
                                                            ------------    ------------    ------------    ------------
 Deferred sales charge in second year                             1.550%   $      15.500          1.550%   $      15.500
                                                            ------------    ------------    ------------    ------------
   Total sales charge                                             4.500%   $      45.000          4.500%   $      45.000
                                                            ------------    ------------    ------------    ------------
 Maximum sales charge on reinvested dividends                     0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============


                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                  0.113%   $       1.100          0.362%   $       3.534
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                              0.113%   $       1.107          0.246%   $       2.401
Supervisory fee (5)                                               0.026%   $       0.250          0.051%   $       0.500
Bookkeeping and administrative fees                               0.015%   $       0.150          0.015%   $       0.150
                                                            ============    ============    ============    ============
Estimated annual expenses                                         0.154%   $       1.507          0.312%   $       3.051
                                                            ============    ============    ============    ============


                                                                             AMOUNT PER                      AMOUNT PER
                                                                              100 UNITS                       100 UNITS
                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $          32                   $          36
Three years                                                                $          72                   $          82
Five years                                                                 $         115                   $         131
Ten years                                                                  $         231                   $         259


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio every two years. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1) The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum first year sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining first year deferred sales charge and the total creation and development fee.


(2) The first year deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The second year deferred sales charge is actually equal to $0.155 per Unit but in no case will it exceed 1.55% of the Public Offering Price. The first year sales charge accrues daily from June 10, 2002 through November 9, 2002. The second year deferred sales charge accrues daily from June 10, 2003 through September 9, 2003. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full. Unitholders who sell, redeem or exchange their Units prior to the Special Redemption Date will not be subject to the second year deferred sales charge.


(3) The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 120 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.

(5) The Cohen & Steers REIT Income Portfolio assesses this fee as a percentage (0.05%) of the average daily net asset value. All other Portfolios assess this fee as a dollar amount per Unit.





                                    FEE TABLE

                                                                  ENERGY PORTFOLIO                 POWER PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge in first year (2)                          1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
   Maximum first year sales charge                                2.950%   $      29.500          2.950%   $      29.500
                                                            ------------    ------------    ------------    ------------
 Deferred sales charge in second year                             1.550%   $      15.500          1.550%   $      15.500
                                                            ------------    ------------    ------------    ------------
   Total sales charge                                             4.500%   $      45.000          4.500%   $      45.000
                                                            ------------    ------------    ------------    ------------
 Maximum sales charge on reinvested dividends                     0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============


                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                  0.245%   $       2.391          0.512%   $       5.000
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                              0.128%   $       1.249          0.159%   $       1.553
Supervisory fee (5)                                               0.026%   $       0.250          0.026%   $       0.250
Bookkeeping and administrative fees                               0.015%   $       0.150          0.015%   $       0.150
                                                            ============    ============    ============    ============
Estimated annual expenses                                         0.169%   $       1.649          0.200%   $       1.953
                                                            ============    ============    ============    ============


                                                                             AMOUNT PER                      AMOUNT PER
                                                                              100 UNITS                       100 UNITS
                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $          34                   $          37
Three years                                                                $          76                   $          83
Five years                                                                 $         120                   $         131
Ten years                                                                  $         240                   $         258


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio every two years. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1) The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum first year sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining first year deferred sales charge and the total creation and development fee.


(2) The first year deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The second year deferred sales charge is actually equal to $0.155 per Unit but in no case will it exceed 1.55% of the Public Offering Price. The first year sales charge accrues daily from June 10, 2002 through November 9, 2002. The second year deferred sales charge accrues daily from June 10, 2003 through September 9, 2003. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full. Unitholders who sell, redeem or exchange their Units prior to the Special Redemption Date will not be subject to the second year deferred sales charge.


(3) The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.

(5) The Cohen & Steers REIT Income Portfolio assesses this fee as a percentage (0.05%) of the average daily net asset value. All other Portfolios assess this fee as a dollar amount per Unit.





                                    FEE TABLE

                                                   TELE-GLOBAL PORTFOLIO
                                                ---------------------------
                                                 AS A % OF
                                                  PUBLIC          AMOUNT
                                                 OFFERING         PER 100
                                                   PRICE           UNITS
                                               ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                            1.000%   $      10.000
 Deferred sales charge in first year (2)             1.350%   $      13.500
 Creation and development fee (3)                    0.600%   $       6.000
                                               ------------    ------------
   Maximum first year sales charge                   2.950%   $      29.500
                                               ------------    ------------
 Deferred sales charge in second year                1.550%   $      15.500
                                               ------------    ------------
   Total sales charge                                4.500%   $      45.000
                                               ------------    ------------
 Maximum sales charge on reinvested dividends        0.000%   $       0.000
                                               ============    ============

                                                  AS A %          AMOUNT
                                                  OF NET          PER 100
                                                  ASSETS           UNITS
                                               ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                     0.296%   $       2.888
                                               ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                 0.133%   $       1.303
Supervisory fee (5)                                  0.026%   $       0.250
Bookkeeping and administrative fees                  0.015%   $       0.150
                                               ============    ============
Estimated annual expenses                            0.174%   $       1.703
                                               ============    ============

                                                                AMOUNT PER
                                                                 100 UNITS
                                                               ------------
ESTIMATED COSTS OVER TIME
One year                                                      $          34
Three years                                                   $          76
Five years                                                    $         122
Ten years                                                     $         243


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio every two years. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1) The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum first year sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining first year deferred sales charge and the total creation and development fee.


(2) The first year deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The second year deferred sales charge is actually equal to $0.155 per Unit but in no case will it exceed 1.55% of the Public Offering Price. The first year sales charge accrues daily from June 10, 2002 through November 9, 2002. The second year deferred sales charge accrues daily from June 10, 2003 through September 9, 2003. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full. Unitholders who sell, redeem or exchange their Units prior to the Special Redemption Date will not be subject to the second year deferred sales charge.


(3) The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.

(5) The Cohen & Steers REIT Income Portfolio assesses this fee as a percentage (0.05%) of the average daily net asset value. All other Portfolios assess this fee as a dollar amount per Unit.





BIOTECHNOLOGY & PHARMACEUTICAL PORTFOLIO

   The Portfolio seeks to increase the value of Units over time by investing in a portfolio primarily consisting of stocks of companies diversified within the biotechnology and pharmaceuticals industries. Van Kampen designed the Portfolio to benefit from companies that are positioned for growth in these industries. Biotechnology and pharmaceuticals have increased the length and quality of life for millions of people. The Biotechnology Industry Organization estimates that in the last 25 years over 80 biotech drugs and vaccines have helped more than 200 million people worldwide. Biotechnology also appears to be revolutionizing other areas such as medical diagnostics, agriculture, forensics and environmental cleanup and preservation.
   The pharmaceutical industry is highly developed in the United States where demand for many drugs appears to remain constant. However, worldwide drug sales may have the potential for increased demand. Factors that could potentially contribute to the growth of this industry include discoveries in drug design and molecular biology, more favorable treatment by the Food and Drug Administration in drug reviews, and accelerated demand for drugs in Third World countries.
   Two worldwide trends appear to be providing growth potential for the biotechnology and pharmaceutical industries: the aging of the baby boom generation and an increase in life expectancy. The World Health Organization estimates that the over-60 age population could rise globally from 593 million in 1999 to over two billion by 2050. Developments in biotechnology and pharmaceuticals that target major ailments of the elderly may cause growth in these sectors in the years ahead. The onset of middle age may mark a significant turning point in the demand for pharmaceuticals and healthcare services. The medical prescription needs and health care spending of people in their mid-20s through the mid-40s is relatively stable. From the mid-40s through the mid-70s, the number of prescriptions rises steadily and overall healthcare spending accelerates. Since the median baby boomer will turn 43 in 2001, demand for healthcare products and services could increase in the future. (Source: Morgan Stanley Ideas, June 4, 2001, When Boomers Turn 50, Strategist Peter Canelo). Congress may propose legislation that includes a drug benefit in Medicare in the next few years, and seniors with drug benefits have historically used five more medications per year than those without. (Source: Fortune, July 23, 2001, There's Still Gold in Them Thar Pills).


   Annual returns for the Standard & Poor's (S&P) Pharmaceutical Index, S&P 500 Index and Nasdaq Biotechnology Index are shown in the following table:

                   S&P             S&P          NASDAQ
             PHARMACEUTICAL        500       BIOTECHNOLOGY
                  INDEX           INDEX          INDEX
             --------------     ---------    ------------
     1995             55.02%        37.11%          88.54%
     1996             22.70         22.71           (0.33)
     1997             50.27         33.10           (0.07)
     1998             46.95         28.37           44.28
     1999            (12.66)        20.89          101.64
     2000             34.69         (9.03)          22.99
     2001            (15.75)       (11.90)         (16.20)



   This information is shown only for illustrative purposes to provide information regarding the biotechnology and pharmaceutical industries. It is not the past performance of the Portfolio or a previous series of the Portfolio and does not indicate the furure performance of the Portfolio. The Portfolio does not seek to replicate any of these indexes and will invest in different securities than the index components. The returns of the S&P Pharmaceutical Index and the Nasdaq Biotechnology Index represent the actual changes in value of each index. The S&P 500 Index returns show the actual changes in value of the S&P 500 Index plus the dividend return for each year. Sources: FactSet Research Systems, Inc. and Standard & Poor's, a division of the McGraw-Hill Companies, Inc. The returns do not reflect Portfolio sales charges or expenses.
   There is no assurance that the trends discussed above will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of Units may fall below the price paid for the Units. You should read the "Risk Factors" section before they invest.



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         -------------
                CONSUMER STAPLES - DISTRIBUTORS
                (FOOD & HEALTH)
         62       AmerisourceBergen Corporation            $       59.920            0.00%         $    3,715.04
         59       Cardinal Health, Inc.                            62.360            0.16               3,679.24
                HEALTH CARE - BIOTECHNOLOGY
        133       Amgen, Inc.                                      55.500            0.00               7,381.50
         50       Cephalon, Inc.                                   72.970            0.00               3,648.50
         67       Enzon, Inc.                                      53.890            0.00               3,610.63
         69       Genzyme Corporation                              52.960            0.00               3,654.24
        109       Gilead Sciences, Inc.                            68.700            0.00               7,488.30
        116       IDEC Pharmaceuticals Corporation                 64.050            0.00               7,429.80
         80       MedImmune, Inc.                                  46.050            0.00               3,684.00
        170       Millinnieum Pharmaceuticals, Inc.                21.700            0.00               3,689.00
         85       Myriad Genetics, Inc.                            43.270            0.00               3,677.95
                HEALTH CARE - DRUGS
         91       King Pharmaceuticals, Inc.                       40.740            0.00               3,707.34
                HEALTH CARE - DRUGS/PHARMACEUTICALS
         51       Allergan, Inc.                                   72.000            0.50               3,672.00
+       141       Biovail Corporation                              52.290            0.00               7,372.89
         47       Forest Laboratories, Inc.                        80.000            0.00               3,760.00
        142       Genentech, Inc.                                  51.850            0.00               7,362.70
        182       Pfizer, Inc.                                     40.520            1.28               7,374.64
        180       Pharmacia Corporation                            41.100            1.31               7,398.00
+        59       Teva Pharmaceutical Industries, Ltd.             63.210            0.30               3,729.39
                HEALTH CARE - HOSPITAL MANAGEMENT
         90       HCA, Inc.                                        41.500            0.19               3,735.00
        114       Tenet Healthcare Corporation                     64.770            0.00               7,383.78
                HEALTH CARE - MANAGED CARE
         51       UnitedHealth Group, Inc.                         72.500            0.04               3,697.50
                HEALTH CARE - MEDICAL PRODUCTS/SUPPLIES
        140       Baxter International, Inc.                       53.080            1.10               7,431.20
        124       Biomet, Inc.                                     29.760            0.30               3,690.24
         50       St. Jude Medical, Inc.                           75.200            0.00               3,760.00
                HEALTH CARE - SPECIAL SERVICES
         47       Laboratory Corporation of America Holdings       78.500            0.00               3,689.50
                HEALTH CARE - HEALTH CARE DIVERSIFIED
         66       Abbott Laboratories                              55.890            1.50               3,688.74
        116       American Home Products Corporation               63.870            1.44               7,408.92
        126       Johnson & Johnson                                58.920            1.22               7,423.92
 ----------                                                                                          -------------
      2,817                                                                                         $  147,943.96
 ==========                                                                                          =============

See "Notes to Portfolios".



COHEN & STEERS REIT INCOME PORTFOLIO

    The Portfolio seeks high current income by investing in a diversified portfolio of dividend-paying real estate investment trusts (REITs) selected by Cohen & Steers Capital Management, Inc., the "Portfolio Consultant". The Portfolio is diversified among different publicly-traded REIT sectors, including but not limited to: office, apartment, industrial, and health care. The first step in the portfolio selection process is outlining the investment strategy for the Portfolio. Cohen & Steers draws upon extensive experience and insights from its property sector analysts. These analysts consider the following factors, among others: macro economics, property sectors, regional markets, capital markets and real estate fundamentals. The second step is analyzing the investment candidates. Focusing on both real estate and security fundamentals, the research analysts at Cohen & Steers have covered most major REITs since their initial public offering or before. It is during this step that the analysts review REITs for selection based on factors such as management, balance sheet, corporate structure, real estate portfolio and business plans. The final step in the selection process is for Cohen & Steers to apply proprietary analytical tools to choose the stocks for the portfolio. Some of the tools used during this step are valuation models, risk/return potential, diversification and liquidity.

    Malls, shopping centers, apartment buildings, health care centers, warehouses, offices and the like are often owned and managed by REITs. REITs of the type held by the Portfolio are publicly-traded companies that own, develop, acquire and/or operate income producing real estate properties. By combining the capital of many investors, a REIT can purchase all forms of real estate. Cohen & Steers believes that REITs allow individual investors to participate and benefit from the growing real estate industry. Cohen & Steers believes that improving stability in the real estate market, compelling market values and the search for less volatile investments in turbulent markets are prompting investors to look at REITs. In this current environment, Cohen & Steers believes that REITs may offer appealing investment characteristics, such as:


     o DIVIDENDS AND DIVIDEND GROWTH - REITs may offer a source of regular income. Each year REITs are required to distribute at least 90% of their taxable income as dividends to shareholders. Cohen & Steers believes that REITs have historically provided attractive total returns for many investors.

     o DIVERSIFICATION - Cohen & Steers believes that REITs may provide diversification to your overall portfolio as they have historically shown a relatively low price correlation to price movements of the overall stock and bond markets. In volatile markets, REITs may provide a way to add balance to your portfolio.

     o LONG TERM PERFORMANCE - Cohen & Steers believes that REITs (as measured by the NAREIT Equity Index) have generally delivered attractive long-term returns through various economic and market cycles.

     o SPECIALIZATION - Cohen & Steers believes that REITs can provide skilled and experienced management and typically specialize in either a specific type of property or geographic area. When combined, REITs can spread an investment among securities of different issuers in different REIT sectors, which may offer reduced risk or volatility compared to investing in individual REITs.

     o LIQUIDITY - Because REIT shares are traded on major stock exchanges, they are generally highly liquid.


    No one can guarantee that the trends or estimates discussed above will continue or be realized. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of your investment. As with any investment, no one can guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

    THE PORTFOLIO CONSULTANT. Founded in 1986, Cohen & Steers Capital Management Inc. is among the largest real estate securities managers in the REIT business, both in terms of assets under management and the size of the team that handles some of the world's largest pension, endowment funds, and investment companies. Cohen & Steers is recognized among the industry leaders and one of its foremost innovators. Cohen & Steers has extensive investment experience, substantial research capabilities and strong trading relationships in the real estate industry. Cohen & Steers also acts as Supervisor of the Portfolio. As described above, Cohen & Steers advises other clients such as investment companies and other accounts. Many of these client accounts are "managed" accounts. The Portfolio is not a managed fund and will generally not sell or replace Securities. Please refer to "Objectives and Securities Selection" for a discussion of Cohen & Steers' activities regarding the advisory accounts of its other clients and the effect these activities may have on the Securities in the Portfolio.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER           NAME OF ISSUER                             MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        AND PROPERTY SECTOR (1)                    PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         -------------
                APARTMENT
       99         Apartment Investment
                   & Management Company                     $      45.250              6.90%        $    4,479.75
        292       Archstone-Smith Trust                            25.550              6.65              7,460.60
         65       Avalonbay Communities, Inc.                      46.140              5.55              2,999.10
        213       Equity Residential Properties Trust              27.970              6.19              5,957.61
        202       Gables Residential Trust                         29.600              8.14              5,979.20
                HEALTH CARE
        160       Health Care Property Investors, Inc.             37.340              8.46              5,974.40
        227       Nationwide Health Properties, Inc.               19.850              9.27              4,505.95
        374       Ventas, Inc.                                     12.900              8.06              4,824.60
                INDUSTRIAL
        114       AMB Property Corporation                         26.300              6.01              2,998.20
        194       First Industrial Realty Trust, Inc.              30.600              8.89              5,936.40
        353       ProLogis Trust                                   21.290              6.67              7,515.37
                OFFICE
        283       Arden Realty, Inc.                               26.950              7.27              7,626.85
        116       Boston Properties, Inc.                          38.350              6.05              4,448.60
        284       Brandywine Realty Trust                          21.000              8.38              5,964.00
        245       Equity Office Properties Trust                   30.490              6.56              7,470.05
        196       Mack-Cali Realty Corporation                     30.500              8.13              5,978.00
        142       Vornado Realty Trust                             42.400              6.23              6,020.80
                OFFICE/INDUSTRIAL
        177       Kilroy Realty Corporation                        25.600              7.50              4,531.20
        204       Liberty Property Trust                           29.140              8.10              5,944.56
        213       Prentiss Properties Trust                        28.800              7.43              6,134.40
        191       Reckson Associates Realty Corporation            23.600              7.20              4,507.60
                OUTLET CENTER
         61       Chelsea Property Group, Inc.                     49.500              6.30              3,019.50
                REGIONAL MALL
         91       CBL & Associates Properties, Inc.                32.800              6.49              2,984.80
        150       General Growth Properties, Inc.                  39.650              6.56              5,947.50
        259       JP Realty, Inc.                                  23.620              8.64              6,117.58
        250       Simon Property Group, Inc.                       29.780              7.05              7,445.00
                SHOPPING CENTER
        244       Developers Diversified Realty Corporation        18.660              7.93              4,553.04
        106       Regency Centers Corporation                      28.000              7.14              2,968.00
 ----------                                                                                          ------------
      5,505                                                                                         $  150,292.66
 ==========                                                                                          ============

See "Notes to Portfolios".




ENERGY PORTFOLIO

    The Portfolio seeks to increase the value of your investment and provide dividend income by investing in stocks of energy companies. The Portfolio includes global companies which derive a sizable amount of revenue from sources outside the United States and which are tied economically to a number of countries throughout the world. We selected stocks for a variety of reasons including industry position, growth potential and valuation. The energy industry consists of companies active in the extraction and retirement of natural resources worldwide. Within the industry, the crude petroleum and natural gas sectors are made up of companies that operate oil and gas field properties, including the extraction of oil, and the production of gas and hydrocarbon liquids. The portfolio includes exploration and development companies, distributors and large multinational firms in both oil and natural gas industries.

    Oil and natural gas are leading sources of energy worldwide. Recent developments in the industry, global economic growth, and mergers and acquisitions may increase the future demand for these natural resources. As emerging economies develop, demand for energy resources from both industry and consumers may increase. Much of the growth in worldwide energy use is anticipated to come from the developing world such as Asia and Central and South America. As these economies attempt to shift from noncommercial fuels to diesel generators, oil demand may increase. Additionally, the industrialized world may see increases in oil usage with expansion in transportation.

    The production of oil and gas from geologically challenging areas while protecting the surrounding environment may be an important factor for companies in these industries. Currently, new technologies are allowing for greater precision with less impact on the environment. Results of these efficiencies appear to be showing fewer dry holes, reduced waste volumes and a cleaner environment. Additionally, through use of state-of-the-art equipment, companies are drilling wells in deeper parts of the ocean, discovering offshore hydrocarbon reserves.

    Natural gas has been one of the fastest growing components of primary world energy consumption. This growth has been seen both locally and globally. Locally, natural gas is estimated to contribute to power generation due to its environmental and economic advantages. In developing countries, gas use is estimated to supply both power generation and fuel for industry. New pipeline and liquefied natural gas projects around the world are under construction which could lead to a more interconnected world for natural gas.

    Merger and acquisition activity has increased over the past few years, in an apparent response to heightened competition, the pace of technological developments, and the need for service providers capable of offering a broad range of products and services. Many companies are acquiring new technologies through mergers and acquisitions which may cost less than developing it in-house. This activity may also aid companies in expanding their drilling presence in various regions.

    No one can guarantee that the trends or estimates discussed above will continue or be realized. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of your investment. As with any investment, no one can guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         -------------
                ENERGY - OIL & GAS
                (DRILLING & EQUIPMENT)
        117       Baker Hughes, Inc.                        $      31.100              1.48%        $    3,638.70
        142       BJ Services Company                              25.710              0.00              3,650.82
        140       Diamond Offshore Drilling, Inc.                  26.410              1.89              3,697.40
        173       ENSCO International, Inc.                        21.280              0.47              3,681.44
        144       GlobalSantaFe Corporation                        25.660              0.51              3,695.04
        676       Halliburton Company                              10.770              4.64              7,280.52
        129       Helmerich & Payne, Inc.                          28.500              1.05              3,676.50
        128       Nabors Industries, Inc.                          28.300              0.00              3,622.40
        146       Schlumberger, Ltd.                               50.810              1.48              7,418.26
         77       Smith International, Inc.                        47.480              0.00              3,655.96
        127       Transocean Sedco Forex, Inc.                     28.810              0.42              3,658.87
        112       Weatherford International, Inc.                  32.720              0.00              3,664.64
                ENERGY - OIL & GAS
                (EXPLORATION/PRODUCTION)
         76       Anadarko Petroleum Corporation                   49.060              0.61              3,728.56
         80       Apache Corporation                               46.580              0.21              3,726.40
        112       Burlington Resources, Inc.                       33.190              1.66              3,717.28
        107       EOG Resources, Inc.                              34.600              0.46              3,702.20
         71       Kerr-McGee Corporation                           52.310              3.44              3,714.01
        113       Noble Affiliates, Inc.                           32.460              0.49              3,667.98
        110       Unocal Corporation                               33.550              2.38              3,690.50
                ENERGY - OIL (DOMESTIC INTEGRATED)
         63       Amerada Hess Corporation                         58.980              2.03              3,715.74
        263       Conoco, Inc.                                     27.920              2.72              7,342.96
        132       Marathon Oil Corporation                         28.300              3.25              3,735.60
        147       Occidental Petroleum Corporation                 25.390              3.94              3,732.33
        127       Phillips Petroleum Company                       58.340              2.47              7,409.18
                ENERGY - OIL (INTERNATIONAL INTEGRATED)
+       166       BP Plc                                           44.450              2.90              7,378.70
         85       ChevronTexaco Corporation                        87.390              3.20              7,428.15
        191       Exxon Mobil Corporation                          38.640              2.38              7,380.24
+       155       Royal Dutch Petroleum Company                    47.400              2.53              7,347.00
+       108       TotalFinaElf S.A.                                68.150              1.76              7,360.20
                UTILITIES - NATURAL GAS -
                DISTRIBUTION - PIPE LINE
        180       El Paso Corporation                              41.170              2.06              7,410.60
 ----------                                                                                          ------------
      4,397                                                                                         $  147,528.18
 ==========                                                                                          ============

See "Notes to Portfolios".




POWER PORTFOLIO

   The Portfolio seeks to increase the value of your Units over time by investing in a diversified portfolio of common stocks of companies within or related to the utility and energy industries.

   The utility companies in the portfolio may include electric utilities, natural gas utilities, water utilities and diversified utility companies. The energy companies in the portfolio may include companies involved in oil and gas drilling, oil and gas exploration and production, oil and gas refining and marketing, commodity chemicals, diversified chemicals, alternative energy companies and other energy companies. It is possible that certain companies in the portfolio are or may become involved in a combination of utility and energy businesses. The portfolio may also include companies that are related to or could benefit from development in the utility or energy industries.

   Energy powers our world. For work, play or transportation, energy plays an important role in our lives. As reliance on modern conveniences increases, energy sources grow even more important. We believe that the worldwide demand for dependable, affordable and environmentally sound energy choices is increasing as governments, businesses, and individuals seek to improve their way of life. Over the past 20 years, the demand for energy has increased significantly. According to the Energy Information Administration's International Energy Outlook 2001, the world's primary energy demand is projected to increase by 57 percent between 1997 and 2020. The bulk of the projected increase is estimated to come from developing regions of the world.
Source: EIA, World Energy Projection System (2001). We believe that these projected increases could affect all subsectors of the energy/utility industry, such as oil, natural gas, electricity, coal and alternative power sources.

   Many companies in the energy and utility sectors appear to be benefiting from the current environment of deregulation and consolidation. Deregulation of utility companies, in many instances, is providing flexibility found in a competitive atmosphere. Other companies are consolidating, which is providing many opportunities such as one-stop shops (oil and utility companies combined), globalization, cost reductions and access to new markets.

   We believe that alternative power is a growing segment in the energy and utility sectors. The focus of alternative power sources and renewable energy is to meet future power needs by harnessing energy efficiently and effectively. Scientists are striving to meet the challenge of satisfying a global demand for energy that is expected to grow over the next two decades, while developing environmentally-friendly solutions to reduce air pollution and lessen the threat of global warming. Alternative energy companies are generally not regulated in the same way as public utility companies and may fall into the following areas:

  o   Bioenergy

  o   Fuel Cells

  o   Geothermal

  o   Hydrogen

  o   Solar

  o   Wind

   No one can guarantee that the trends or estimates discussed above will continue or be realized. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of your investment. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         -------------
                BASIC MATERIALS - METALS MINING
        173       Peabody Energy Corporation                $      26.600              1.50%        $    4,601.80
                CAPITAL GOODS -
                ENGINEERING & CONSTRUCTION
        211       Shaw Group, Inc.                                 22.300              0.00              4,705.30
                ENERGY - OIL & GAS
                (DRILLING & EQUIPMENT)
        146       Baker Hughes, Inc.                               31.100              1.48              4,540.60
        236       Hanover Compressor Company                       19.500              0.00              4,602.00
        154       Noble Drilling Corporation                       29.750              0.00              4,581.50
        139       Weatherford International, Inc.                  32.720              0.00              4,548.08
                ENERGY - OIL & GAS
                (EXPLORATION/PRODUCTION)
         95       Anadarko Petroleum Corporation                   49.060              0.61              4,660.70
        134       EOG Resources, Inc.                              34.600              0.46              4,636.40
        131       Spinnaker Exploration Company                    35.160              0.00              4,605.96
                ENERGY - OIL & GAS
                (REFINING & MARKETING)
        115       Valero Energy Corporation                        40.000              1.00              4,600.00
                ENERGY - OIL (INTERNATIONAL INTEGRATED)
         53       ChevronTexaco Corporation                        87.390              3.20              4,631.67
        120       Exxon Mobil Corporation                          38.640              2.38              4,636.80
                HEALTH CARE - HEALTH
                CARE (SPECIAL SERVICES)
        261       FuelCell Energy, Inc.                            17.600              0.00              4,593.60
                UTILITIES - ELECTRIC COMPANIES
        105       American Electric Power Company, Inc.            44.490              5.39              4,671.45
         78       Dominion Resources, Inc.                         59.270              4.35              4,623.06
        120       Duke Energy Corporation                          38.610              2.85              4,633.20
        112       Entergy Corporation                              41.360              3.19              4,632.32
         96       Exelon Corporation                               48.250              3.50              4,632.00
        352       Mirant Corporation                               12.980              0.00              4,568.96
        304       NRG Energy, Inc.                                 15.700              0.00              4,772.80
        161       PNM Resources, Inc.                              28.940              2.76              4,659.34
        294       Reliant Resources, Inc.                          15.590              0.00              4,583.46
        184       Southern Company                                 25.100              5.34              4,618.40
         96       TXU Corporation                                  47.970              5.00              4,605.12
        176       UtiliCorp United, Inc.                           26.280              4.57              4,625.28
        165       Xcel Energy, Inc.                                28.040              5.35              4,626.60
                UTILITIES - NATURAL GAS -
                DISTRIBUTION - PIPE LINE
        185       Dynegy, Inc.                                     24.880              1.21              4,602.80
        112       El Paso Corporation                              41.170              2.06              4,611.04
        190       Questar Corporation                              24.360              2.96              4,628.40
        246       Southern Union Company                           19.510              0.00              4,799.46
        185       Williams Companies, Inc.                         25.140              3.18              4,650.90
                UTILITIES - POWER PRODUCERS (INDEPENDENT)
        315       Calpine Corporation                              14.610              0.00              4,602.15
 ----------                                                                                          ------------
      5,444                                                                                         $  148,091.15
 ==========                                                                                          ============

See "Notes to Portfolios".



TELE-GLOBAL PORTFOLIO

   The Portfolio seeks to provide capital appreciation potential by investing in stocks of domestic and foreign companies that focus on various aspects of the global telecommunications industry. The telecommunications industry includes firms that provide products or services used in transmitting information from one place to another, including companies that design and manufacture the equipment used to send information as well as companies that use this equipment to provide services to customers.

   Many people use devices every day that connect people with one another. Technological advances are enabling people to communicate locally and globally through various mediums and often at relatively low costs. Developments in the telecommunications industry are spreading throughout various parts of the world with the convergence of voice, data, and video transmission technologies. Many telecommunications companies are seeking to expand in an effort to become one-stop shops for these services, and provide total solutions for telecommunications needs. There appears to be room for the technology, customer base and service providers to potentially continue to grow.

   A "broadband" connection to the Internet can be thought of as a wide pipeline running into and out of a home or business. In most cases, a cable, telephone or independent service provider has laid that pipeline. Broadband provides speedy connections that can offer access to various applications that can be tedious using a dial-up connection. Cable services may be a possible new revenue source for some telecommunications companies because these services offer a direct connection to homes. Currently, many companies are upgrading existing cable networks to provide broadband interactive services where telephone calls, Internet communications, and cable offerings could all move to the same network. Local, long-distance and cable television operators are now able to enter each other's markets which could blur the lines of distinction between what used to be separate companies.

   Use of cellular phones or personal digital assistants has become common for business and personal use. Wireless business services may enable businesses to improve processes. By providing access to company e-mail, directories and databases as well as external sources of news, the use of wireless devices can effectively turn almost any location into a mobile office. Many believe that businesses will turn to network operators, technology enablers and content and transaction service providers in an effort to make this expansion possible.

   Consolidations, mergers and acquisitions appear to have affected the telecommunications and related industries significantly in recent years. An increasing emphasis on profitability and profit growth could prompt telecommunications providers to pursue the economies of scale and synergistic savings that mergers and acquisitions can potentially provide. Europe may also provide consolidation opportunities in the data and wireless segments as capital market conditions recover.

   Telecommunications is a global industry. The implications of a "networked" world appear to be leading to changes in the way that people work, communicate, and conduct business. The telecommunications industry is an infrastructure, which serves as both a consumer good and a tool for economic efficiency. Greater levels of consumption in the industry may lead to accelerated economic development and economic growth.

   Revenue generated by worldwide mobile service operators may rise from $223 billion in 2001 to $851 billion by 2005 and mobile service operators' revenue potentially could increase 113% between 2001 and 2002, according to a September, 2001 report from Radicati Group. (Source: eMarketer.com, 10/4/01). Ovum, an international research company, estimates that the number of mobile-office users around the world could grow to 137 million by 2004 from 15 million in the year 2000. Wireless point-of-sales (POS) applications may provide an industry-specific example of how new value can be created by improving customer service. On-line access to credit records and customer profiles, for instance, can give companies an edge against competitors. The Yankee Group estimates that there could be 1.1 million such POS terminals in the United States by 2004. (Source: The McKinsey Quarterly, 2001 Number 1, Profit in Wireless B2B, 10/12/01)

   There is no assurance that these trends will continue or that expectations will actually occur. If these trends do not continue or if current expectations are not realized, your investment could be adversely affected. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.




PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         -------------
                COMMUNICATION SERVICES -
                CELLULAR/WIRELESS TELECOMMUNICATIONS
+        82       America Movil S.A. de C.V.               $        17.950            0.00%         $    1,471.90
        392       AT&T Wireless Services, Inc.                      11.460            0.00               4,492.32
+       288       China Mobile (Hong Kong), Ltd.                    15.440            0.00               4,446.72
        246       Sprint Corporation (PCS Group)                    17.960            0.00               4,418.16
+       323       Vodafone Group Plc                                23.140            0.89               7,474.22
                COMMUNICATION SERVICES - TELEPHONE
         77       ALLTEL Corporation                                57.450            2.37               4,423.65
        115       BellSouth Corporation                             38.560            1.97               4,434.40
        195       SBC Communications, Inc.                          38.010            2.70               7,411.95
         89       Verizon Communications, Inc.                      50.310            3.06               4,477.59
                COMMUNICATION SERVICES -
                TELEPHONE LONG DISTANCE
        237       AT&T Corporation                                  18.910            0.79               4,481.67
+        67       BCE, Inc.                                         22.370            5.36               1,498.79
+       476       Deutsche Telekom AG                               15.600            3.06               7,425.60
+       282       Koninklijke (Royal) KPN NV                         5.340            0.00               1,505.88
+       287       NIPPON Telegraph and Telephone Corporation        15.400            1.10               4,419.80
        232       Sprint Corporation                                19.270            2.59               4,470.64
+       203       Telefonica, S.A.                                  36.600            0.00               7,429.80
+       123       Telefonos de Mexico S.A. de C.V.                  36.210            3.00               4,453.83
+        88       Telekom Austria AG                                16.920            0.00               1,488.96
                CONSUMER STAPLES - ENTERTAINMENT
        247       AOL Time Warner, Inc.                             29.900            0.00               7,385.30
                TECHNOLOGY -
                COMMUNICATIONS EQUIPMENT
        218       Lucent Technologies, Inc.                          7.050            0.00               1,536.90
        315       Motorola, Inc.                                    14.190            1.13               4,469.85
+       345       Nokia Oyj                                         21.490            0.98               7,414.05
        158       QUALCOMM, Inc.                                    47.150            0.00               7,449.70
         51       UTStarcom, Inc.                                   29.060            0.00               1,482.06
                TECHNOLOGY - COMPUTERS (HARDWARE)
        245       Juniper Networks, Inc.                            18.100            0.00               4,434.50
                TECHNOLOGY - COMPUTERS (NETWORKING)
        378       Cisco Systems, Inc.                               19.630            0.00               7,420.14
                TECHNOLOGY - COMPUTERS
                SOFTWARE/SERVICES
+       101       Check Point Sofware Technologies, Ltd.            44.420            0.00               4,486.42
                TECHNOLOGY -
                ELECTRONICS - SEMICONDUCTORS
         93       Broadcom Corporation                              47.980            0.00               4,462.14
         80       Maxim Integrated Products, Inc.                   55.270            0.00               4,421.60
+       139       STMicroelectronics N.V.                           31.800            0.11               4,420.20
        166       Texas Instruments, Inc.                           27.090            0.31               4,496.94
                UTILITIES - WATER UTILITIES
+        90       Vivendi Universal S.A.                            49.550            1.52               4,459.50
----------                                                                                          -------------
      6,428                                                                                         $  148,565.18
==========                                                                                          =============

See "Notes to Portfolios".




NOTES TO PORTFOLIOS


   (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on January 14, 2002 and have a settlement date of January 17, 2002 (see "The Portfolios").

   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                PROFIT
                                               COST TO         (LOSS) TO
                                               SPONSOR          SPONSOR
                                           --------------    -------------
Biotechnology & Pharmaceutical Portfolio   $   147,963      $     (19)
Cohen & Steers REIT Income Portfolio       $   150,293      $      --
Energy Portfolio                           $   147,528      $      --
Power Portfolio                            $   148,098      $      (7)
Tele-Global Portfolio                      $   148,584      $     (19)

          "+" indicates that the stock is issued by a foreign company.



   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes.



   THE SECURITIES. A brief description of each of the issuers of the Securities is listed below. Please refer to each "Portfolio" for a list of the Securities included in each Portfolio.

   BIOTECHNOLOGY AND PHARMACEUTICAL PORTFOLIO

   Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

   Allergan, Inc. Allergan, Inc. provides eye care and specialty pharmaceutical products throughout the world. The company's products are marketed to the eye care pharmaceutical, ophthalmic surgical device, over-the-counter contact lens care, movement disorder, and dermatological markets. Allergan markets its products under brand names such as Alphagan, Botox, and Complete.

   American Home Products Corporation. American Home Products Corporation discovers, develops, manufactures, distributes, and sells pharmaceuticals and consumer healthcare products. The company's products include branded and generic ethical pharmaceuticals, biologicals, nutritionals and animal biologicals and pharmaceuticals.
   AmerisourceBergen Corporation. AmerisourceBergen Corporation, a pharmaceutical services company, distributes pharmaceutical products and services. The company provides its products and services to the hospital systems/acute care market, alternative care facilities, and independent community pharmacies.

   Amgen, Inc. Amgen, Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. The company focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. Amgen concentrates on the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation.

   Baxter International, Inc. Baxter International, Inc. develops, manufactures, and markets products and technologies related to the blood and circulatory systems. The company also researches, develops, manufactures, and sells vaccines for the prevention of infectious diseases. Baxter conducts operations in North America, Asia, Europe, Japan, and Latin America.

   Biomet, Inc. Biomet, Inc. and its subsidiaries design, manufacture, and market products used primarily by orthopedic medical specialists in both surgical and non-surgical therapy. The company's products include reconstructive and fixation devices, electrical bone growth stimulators, orthopedic support devices, operating room supplies, general surgical instruments, and other products sold worldwide.

   Biovail Corporation. Biovail Corporation is a full-service pharmaceutical company involved in the formulation, clinical testing, registration, manufacturing, and marketing of oral controlled-release products. The company applies its drug delivery technologies to drug compounds to develop both branded and generic products, which are sold throughout North America.

   Cardinal Health, Inc. Cardinal Health, Inc. provides complementary products and services to healthcare providers and manufacturers. The company's services include pharmaceutical distribution, health-care product manufacturing, distribution and consulting services, drug delivery systems development, pharmaceutical packaging, automated dispensing systems manufacturing, and retail pharmacy franchising.

   Cephalon, Inc. Cephalon, Inc. discovers, develops, and markets biopharmaceutical products to treat neurological disorders and cancer. The company's PROVOGIL treats excessive daytime sleepiness associated with narcolepsy.

   Enzon, Inc. Enzon, Inc. is a biopharmaceutical company that develops, manufactures, and markets enhanced therapeutics for life-threatening diseases. The company's technologies utilize polyethylene glycol modification and single-chain antigen binding proteins. Enzon also licenses its technology and products.

   Forest Laboratories, Inc. Forest Laboratories, Inc. develops, manufactures, and sells both branded and generic forms of ethical products which require a physician's prescription. The company also manufactures non-prescription pharmaceutical products sold over-the-counter, which are used for the treatment of a wide range of illnesses. Forest's products are marketed in the United States and Eastern Europe.

   Genentech, Inc. Genentech, Inc., a biotechnology company, discovers, develops, manufactures, and markets human pharmaceuticals. The company markets biotechnology products directly in the United States.

   Genzyme Corporation. Genzyme Corporation develops and markets therapeutic and surgical products, as well as diagnostic services and products. The company also develops and markets biological products and devices for orthopedic injuries and severe burns. Genzyme markets its products directly to physicians, hospitals, and treatment centers around the world.

   Gilead Sciences, Inc. Gilead Sciences, Inc. discovers, develops, and commercializes therapeutics for viral diseases. The company markets VISTIDE for the treatment of CMV retinitis, a sight-threatening viral infection in-patients with AIDS. Gilead is also developing products to treat diseases caused by HIV, hepatitis B virus, and influenza virus.

   HCA, Inc. HCA, Inc. operates hospitals and other healthcare facilities. The company currently operates general, acute care hospitals, and psychiatric hospitals that offer a variety of services. HCA's facilities are located in the United States, England, and Switzerland.

   IDEC Pharmaceuticals Corporation. IDEC Pharmaceuticals Corporation, a biopharmaceutical company, researches, develops, and commercializes targeted therapies for the treatment of cancer and autoimmune and inflammatory diseases. The company's Rtuxan product treats certain B-cell NHLs. IDEC also develops products for the treatment of certain solid tumor cancers and various autoimmune diseases.

   Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

   King Pharmaceuticals, Inc. King Pharmaceuticals, Inc. manufactures, markets, and sells primarily branded prescription pharmaceutical products. The company markets its products to general/family practitioners and internal medicine physicians and hospitals across the United States. King also provides contract manufacturing for a number of pharmaceutical and biotechnology companies.

   Laboratory Corporation of America Holdings. Laboratory Corporation of America Holdings is a clinical laboratory organization. The company offers a wide range of clinical laboratory tests which are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. Laboratory Corporation operates a network of laboratories and service sites which serve clients across the United States.

   MedImmune, Inc. MedImmune, Inc. develops and markets products that address medical needs in areas such as infectious diseases, transplantation medicine, autoimmune diseases and cancer. The company currently sells Synagis, RespiGam, and CytoGam primarily in the United States.

   Millennium Pharmaceuticals, Inc. Millennium Pharmaceuticals, Inc. is a biopharmaceutical company that uses its scientific and technological capabilities and methods to develop drugs and predictive medicine products and services. The company's predictive medicine involves identifying information that enables healthcare professionals to make better informed decisions on drug treatment and patient care.

   Myriad Genetics, Inc. Myriad Genetics, Inc. develops and commercializes genes involved in major common diseases including cancer, cardiovascular disease, and central nervous system disorders. The company licenses non-exclusive access to its ProNet technology to pharmaceutical companies for use in identifying novel proteins and their bio-chemical pathways which may lead to the development of new therapeutics.

   Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

   Pharmacia Corporation. Pharmacia Corporation researches, manufactures, and sells pharmaceuticals worldwide. The company's pharmaceutical segment includes prescription products for humans and animals, bulk pharmaceuticals, and contract manufacturing. Pharmacia's agricultural products segment is comprised of chemicals, seeds, and genomics, as well as animal productivity and nutrition research.

   St. Jude Medical, Inc. St. Jude Medical, Inc. develops, manufactures, and distributes medical devices for the worldwide cardiovascular market. The company serves patients and its health care customers with products and services including heart valves, cardiac rhythm management systems, specialty catheters, and other cardiovascular devices.

   Tenet Healthcare Corporation. Tenet Healthcare Corporation, through its subsidiaries, owns or operates general hospitals and related health care facilities serving communities in the United States. The company operates rehabilitation hospitals, specialty hospitals, long-term care facilities, psychiatric facilities, and medical office buildings near its general hospitals, as well as ancillary health care businesses.

   Teva Pharmaceutical Industries, Ltd. Teva Pharmaceutical Industries, Ltd. manufactures pharmaceuticals and hospital supplies. The company produces antibiotics, oncological products, Alpha D3 for treatment of post-menopausal bone loss in women, and Copaxone for treatment of multiple sclerosis. Teva also manufactures veterinary products and disposable hospital supplies.

   UnitedHealth Group, Inc. UnitedHealth Group, Inc. owns and manages organized health systems in the United States and internationally. The company provides employers products and resources to plan and administer employee benefit programs. UnitedHealth also serves the health needs of older Americans, provides specialized care services, and provides health care information and research to providers and payers.

   COHEN & STEERS REIT INCOME PORTFOLIO

   AMB Property Corporation. AMB Property Corporation acquires and operates industrial properties throughout the United States. AMB's property portfolio is located in major distribution markets near airports, seaports, and freeway systems.


   Apartment Investment & Management Company. Apartment Investment & Management Company, a self-administered and self-managed real estate investment trust, owns a geographically diversified portfolio of multifamily apartment properties, primarily in the middle market. Some income is also derived from property management for third parties and affiliates.

   Archstone-Smith Trust. Archstone-Smith Trust is a real estate investment trust that owns, develops, acquires, and operates apartments. The company's apartments are located in protected locations in major metropolitan areas across the United States. Archstone-Smith owns garden-style and high-rise properties.

   Arden Realty, Inc. Arden Realty, Inc. is a real estate investment trust which owns, acquires, manages, renovates, operates, manages, and leases commercial office properties in Southern California. The company operates through its controlling interest in Arden Realty Limited Partnership.

   Avalonbay Communities, Inc. Avalonbay Communities, Inc. is a self-managed, fully-integrated multi-family real estate investment trust. The company focuses on the ownership and operation of institutional-quality apartment communities in high barrier-to-entry markets of the United States. The markets are located in Northern and South California and in the Mid-Atlantic, Northeast, Midwest, and Pacific Northwest region.

   Boston Properties, Inc. Boston Properties, Inc. develops, redevelops, acquires, manages, operates, and leases office, industrial, and hotel properties. The company has a significant presence in the Massachusetts, Washington, D.C., California, Maryland, New Jersey, and Virginia markets.

   Brandywine Realty Trust. Brandywine Realty Trust is a self-administered, self-managed and fully integrated real estate investment trust. The company is engaged in the ownership, management, leasing, acquisition, and development of primarily suburban office properties. It also owns an interest in and operates a commercial real estate management services company.

   CBL & Associates Properties, Inc. CBL & Associates Properties, Inc. is a self managed, self administered real estate investment trust. The company owns regional shopping malls and community shopping centers in the United States.

   Chelsea Property Group, Inc. Chelsea Property Group, Inc. is a fully integrated, self-administered and self managed real estate investment trust. The trust wholly or partially owns various manufacturers' outlet centers in the United States and Japan. Chelsea's leading properties include Woodbury Common Premium Outlets, Orlando Premium Outlets, and Gotemba Premium Outlets.

   Developers Diversified Realty Corporation. Developers Diversified Realty Corporation is a real estate investment trust that develops, leases, and manages shopping centers. The company's properties are located primarily in the East and Midwest United States.

   Equity Office Properties Trust. Equity Office Properties Trust is a real estate investment trust that owns and manages office properties. The trust has a portfolio of buildings located in various states across the United States. Equity Office provides a wide range of office space for local, regional, and national customers.

   Equity Residential Properties Trust. Equity Residential Properties Trust, a self-administered and self-managed real estate investment trust, owns and operates multifamily properties containing apartment units. Its properties are located throughout the United States. The company also has property partnership interests and investments in subordinated mortgages (collateralized by properties).

   First Industrial Realty Trust, Inc. First Industrial Realty Trust, Inc. is a self-administered and fully integrated real estate investment trust which owns, manages, acquires and develops bulk warehouses and light industrial properties. The company's interests in its properties are held through various partnerships controlled by the company.

   Gables Residential Trust. Gables Residential Trust is a self-administered and self-managed real estate investment trust. The company owns, manages and develops multifamily apartment communities in the Southeastern and Southwestern United States.

   General Growth Properties, Inc. General Growth Properties, Inc. is a real estate investment trust (REIT). The company owns, operates, leases, acquires and expands enclosed regional shopping mall centers throughout the United States. The REIT, with its operating partnership also has unconsolidated equity interests in other regional mall companies.

   Health Care Property Investors, Inc. Health Care Property Investors, Inc. is a real estate investment trust. The trust invests in health care related real estate throughout the United States. Health Care's properties include long term care facilities, acute care hospitals, rehabilitation hospitals, assisted living and congregate care facilities, medical office buildings, and physician group practice clinics.

   JP Realty, Inc. JP Realty, Inc. is a real estate company that owns, operates, leases and manages retail properties in the Intermountain region of the United States. The company's portfolio consists of regional malls, community centers, retail properties and commercial/business properties. Tenants include JC Penney and WalMart.

   Kilroy Realty Corporation. Kilroy Realty Corporation is a real estate investment trust engaged in the ownership, acquisition, development and operation of office and industrial properties located in California, Washington, Nevada, and Arizona.

   Liberty Property Trust. Liberty Property Trust is a real estate investment trust (REIT) which owns suburban office and industrial properties. The company operates through its Liberty Property Limited Partnership subsidiary.

   Mack-Cali Realty Corporation. Mack-Cali Realty Corporation is a fully integrated, self administered, self managed real estate investment trust (REIT) providing management, leasing, development, construction, and other tenant related services for its class A real estate portfolio. The properties are primarily office and office/flex buildings located in the Northeast.

   Nationwide Health Properties, Inc. Nationwide Health Properties, Inc. is a real estate investment trust which invests primarily in health care related facilities and provides financing to health care providers. The company has investments in long-term health care facilities, assisted living facilities, and rehabilitation hospitals.

   Prentiss Properties Trust. Prentiss Properties Trust is a self-administered and self-managed real estate investment trust (REIT). The trust owns, manages, acquires, leases, develops, and builds industrial properties throughout the United States.

   ProLogis Trust. ProLogis Trust is a real estate investment trust that engages in the acquisition, development, marketing, leasing, and long term ownership of industrial distribution facilities, and the development of master-planned distribution parks and corporate distribution facilities for its customers.

   Reckson Associates Realty Corporation. Reckson Associates Realty Corporation is a self-managed and self-administered real estate investment trust. The company owns, develops, acquires, leases, and manages office and industrial properties in the New York Tri-State area.


   Regency Centers Corporation. Regency Centers Corporation is a self-administered and self-managed real estate investment trust that owns and operates grocery anchored neighborhood retail centers. The company currently owns and operates properties in various states located throughout the United States.

   Simon Property Group, Inc. Simon Property Group, Inc. is a self-administered and self-managed, paired-share real estate investment trust. The company is engaged primarily in the ownership, operation, management, leasing, acquisition, expansion and development of real estate properties, primarily regional malls and community shopping centers.

   Ventas, Inc. Ventas, Inc. is a self administered, self managed real estate investment trust that owns long-term acute care hospitals, nursing centers, assisted living facilities, and healthcare office properties.

   Vornado Realty Trust. Vornado Realty Trust is a fully-integrated real estate company. The company owns, leases, develops and manages retail and industrial properties located primarily in the Mid-Atlantic and Northeast regions of the United States. The company focuses on shopping centers, but also holds warehouse/industrial properties and an office building.

   ENERGY PORTFOLIO

   Amerada Hess Corporation. Amerada Hess Corporation and its subsidiaries explore for, produce, purchase, transport, and sell crude oil and natural gas. The company also manufactures, purchases, transports, and markets refined petroleum products. Amerada Hess' exploration and production activities are located primarily in the United States, United Kingdom, Norway, and Gabon.

   Anadarko Petroleum Corporation. Anadarko Petroleum Corporation is an independent oil and gas exploration and production company with operations in the United States and other countries. The company operates in Texas, Louisiana, the Mid-Continent and Rocky Mountain regions, Alaska, and the Gulf of Mexico. Anadarko also operates in Canada, Algeria, Tunisia, West Africa, Venezuela, Oman, Qatar, and the North Atlantic.

   Apache Corporation. Apache Corporation explores for and produces natural gas, crude oil, and natural gas liquids. The company has operations in North America, Egypt, Western Australia, Poland, and the People's Republic of China.

   Baker Hughes, Inc. Baker Hughes, Inc. supplies reservoir-centered products, services, and systems to the worldwide oil and gas industry. The company provides products and services for oil and gas exploration, drilling, completion, and production. Baker Hughes also manufactures and markets a variety of roller cutter bits and fixed cutter diamond bits.

   BJ Services Company. BJ Services Company provides pressure pumping and other oilfield services for the petroleum industry. The company's pressure pumping services consist of cementing and stimulation services used in the completion of new oil and natural gas wells, and in remedial work on existing wells, both onshore and offshore. Other services include product and equipment sales and inspection.

   BP Plc. BP Plc is an oil and petrochemicals company. The company explores for and produces oil and natural gas, refines, markets, and supplies petroleum products, generates solar energy, and manufactures and markets chemicals. BP's chemicals include terephthalic acid, acetic acid, acrylonitrile, ethylene and polyethylene. The company has operations in over 100 countries.

   Burlington Resources Inc. Burlington Resources Inc., through its principal subsidiaries, explores for, produces, and markets crude oil and natural gas. The company's reserves are primarily natural gas, located in North America. Burlington Resources also explores and develops fields in the Northwest European Shelf, North Africa, Latin America, the Far East, and West Africa.

   ChevronTexaco Corporation. ChevronTexaco Corporation is an integrated energy company with operations in countries located around the world. The company conducts operations in oil and gas exploration and production, oil and gas refining and marketing, power, and chemical manufacturing. ChevronTexaco markets petroleum products under brand names such as Chevron, Texaco, Caltex, Havoline, and Delo.

   Conoco, Inc. Conoco, Inc. explores for, produces, and sells crude oil, natural gas, and natural gas liquids. The company's downstream activities include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products, and transporting, distributing, and marketing petroleum products. Conoco operates in countries throughout the world.

   Diamond Offshore Drilling, Inc. Diamond Offshore Drilling, Inc. drills offshore oil and gas wells on a contract basis. The company is a world-wide deep water driller with a fleet of offshore rigs, consisting of semisubmersibles, jack-ups, and drillships.

   El Paso Corporation. El Paso Corporation conducts operations in natural gas transportation, gas gathering and processing, and gas and oil production. The company also has operations in power generation, merchant energy services, international project development, and energy financing.

   ENSCO International, Inc. ENSCO International, Inc. is an international offshore contract drilling company. The company also provides marine transportation services in the Gulf of Mexico.

   EOG Resources, Inc. EOG Resources, Inc. is an oil and gas company with a prospect portfolio and a three dimensional seismic program in place. The company is active in Wyoming, New Mexico, Texas, California, and the Gulf of Mexico in the United States, as well as in Canada. EOG is also pursuing development activities in Trinidad.

   Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

   GlobalSantaFe Corporation. GlobalSantaFe Corporation is an international offshore and land contract driller. The company owns and operates a fleet consisting of marine and land drilling rigs located in various countries throughout the world. GlobalSantaFe also provides drilling related services to the petroleum industry, including third-party rig operations, incentive drilling, and management services.

   Halliburton Company. Halliburton Company provides energy services and engineering and construction services, as well as manufactures products for the energy industry. The company offers discrete services and products and integrated solutions to customers in the exploration, development, and production of oil and natural gas.

   Helmerich & Payne, Inc. Helmerich & Payne, Inc. provides contract drilling of oil and gas wells, and also explores for, produces, and sells crude oil and natural gas. The company holds commercial real estate investments in Tulsa, Oklahoma.

   Kerr-McGee Corporation. Kerr-McGee Corporation explores for and produces oil and natural gas in various countries around the world. The company focuses on offshore activities primarily in the Gulf of Mexico and the North Sea. Kerr-McGee also produces and markets titanium dioxide pigment.

   Marathon Oil Corporation. Marathon Oil Corporation, through its subsidiary, Marathon Oil Company, is an integrated oil firm with operations worldwide. The company explores for and produces crude oil and natural gas on a worldwide basis. Marathon also conducts operations in the refining, marketing, and transportation of petroleum products in the United States.

   Nabors Industries, Inc. Nabors Industries, Inc. is a land drilling contractor, and also performs well servicing and workovers. The company conducts oil, gas, and geothermal land drilling operations in the continental United States, Alaska, and Canada, as well as in South and Central America and the Middle East. Nabors' well-site services include oilfield management, well logging, and other support services.

   Noble Affiliates, Inc. Noble Affiliates, Inc., an independent energy company, explores for, produces, and markets oil and gas. The company has exploration and production operations throughout major basins in the United States, including the Gulf of Mexico. Noble also has international operations in Argentina, China, Ecuador, Israel, Equatorial Guinea, the Mediterranean Sea, and the Denmark sector of the North Sea.

   Occidental Petroleum Corporation. Occidental Petroleum Corporation explores for, develops, produces, and markets crude oil and natural gas. The company also manufactures and markets a variety of basic chemicals, including chlorine, caustic soda, polyvinyl chloride, vinyl chloride monomer, and ethylene dichloride, as well as specialty chemicals. Occidental also has an interest in petrochemicals.

   Phillips Petroleum Company. Phillips Petroleum Company is an integrated oil company which operates in several business segments. The company explores for and produces petroleum world-wide, gathers and processes natural gas, manufactures and markets petrochemicals and plastics, and refines, markets, and transports petroleum products.

   Royal Dutch Petroleum Company. Royal Dutch Petroleum Company owns 60% of the Royal Dutch/Shell Group of companies. Through this interest, the company explores for, produces, refines, and markets petroleum products, manufactures chemicals, and produces solar cells.

   Schlumberger, Ltd. Schlumberger, Ltd. is a technology services company consisting of two business segments. Schlumberger Oilfield Services provides technology services and solutions to the international petroleum industry, SchlumbergerSema provides information technology services to the telecommunications, energy and utilities, finance, transport, and public sector markets.

   Smith International, Inc. Smith International, Inc. supplies products and services to the oil and gas exploration and production industry. The company's products and services include drilling and completion fluid systems, solids control equipment, waste management services, three-cone drill bits, diamond drill bits, fishing services, drilling tools, underreamers, sidetracking systems, and liner hangers.

   TotalFinaElf S.A. TotalFinaElf S.A. explores for, produces, refines, transports, and markets oil and natural gas. The company also operates a chemical division which produces rubber, paint, ink, adhesives, and resins. TotalFinaElf operates Total gasoline filling stations in Europe, the United States, and Africa. The company operates in over 100 countries.

   Transocean Sedco Forex, Inc. Transocean Sedco Forex, Inc. is an offshore drilling contractor. The company's fleet of rigs is located throughout the world's major oil and gas drilling regions, including the United States Gulf of Mexico, Canada, Brazil, the United Kingdom, Norway, Africa, the Middle East, and Asia. Transocean Sedco Forex specializes in deepwater and harsh environment drilling services.

   Unocal Corporation. Unocal Corporation is an oil and gas exploration and production company with operations in Asia and the United States Gulf of Mexico and interests in Canada. The company also supplies steam for the generation of electricity to power plants, conducts oil and natural gas commodity trading, and has mining operations. In addition, Unocal provides fertilizers and green petroleum coke.

   Weatherford International, Inc. Weatherford International, Inc. provides equipment and services used for the drilling, completion, and production of oil and natural gas wells. The company offers drilling and intervention services, completion systems, artificial lift systems, and compression services. Weatherford conducts operations in substantially all of the oil and natural gas producing regions in the world.

   POWER PORTFOLIO

   American Electric Power Company, Inc. American Electric Power Company, Inc. generates electricity in several states, and markets and trades energy on a wholesale basis. The company also serves customers outside the United States through holdings in Australia, Brazil, China, Mexico, and the United Kingdom. In addition, American is involved in power engineering and construction, energy management, and telecommunications.

   Anadarko Petroleum Corporation. Anadarko Petroleum Corporation is an independent oil and gas exploration and production company with operations in the United States and other countries. The company operates in Texas, Louisiana, the Mid-Continent and Rocky Mountain regions, Alaska, and the Gulf of Mexico. Anadarko also operates in Canada, Algeria, Tunisia, West Africa, Venezuela, Oman, Qatar, and the North Atlantic.

   Baker Hughes, Inc. Baker Hughes, Inc. supplies reservoir-centered products, services, and systems to the worldwide oil and gas industry. The company provides products and services for oil and gas exploration, drilling, completion, and production. Baker Hughes also manufactures and markets a variety of roller cutter bits and fixed cutter diamond bits.

   Calpine Corporation. Calpine Corporation acquires, develops, owns, and operates power generation facilities, as well as sells electricity in the United States. The company also provides thermal energy for industrial customers.

   ChevronTexaco Corporation. ChevronTexaco Corporation is an integrated energy company with operations in countries located around the world. The company conducts operations in oil and gas exploration and production, oil and gas refining and marketing, power, and chemical manufacturing. ChevronTexaco markets petroleum products under brand names such as Chevron, Texaco, Caltex, Havoline, and Delo.

   Dominion Resources, Inc. Dominion Resources, Inc., a diversified utility holding company, generates, transmits, distributes, and sells electric energy in Virginia and northeastern North Carolina. The company produces, transports, distributes, and markets natural gas to customers in the Northeast and Mid-Atlantic regions of the United States.

   Duke Energy Corporation. Duke Energy Corporation, is an integrated energy company delivering both electricity and natural gas to customers throughout the United States and abroad. The company is a domestic gatherer and processor of natural gas and develops, constructs and operates energy facilities worldwide. Duke Energy also actively trades and markets energy-related commodities around the globe.

   Dynegy, Inc. Dynegy, Inc. provides energy and communications services in North America, the United Kingdom, and continental Europe. The company's products and services include broadband, power generation, and wholesale and direct commercial and industrial marketing and trading of power, natural gas, coal, and emission allowances. Dynegy also transmits and distributes electricity and natural gas.

   El Paso Corporation. El Paso Corporation conducts operations in natural gas transportation, gas gathering and processing, and gas and oil production. The company also has operations in power generation, merchant energy services, international project development, and energy financing.

   EOG Resources, Inc. EOG Resources, Inc. is an oil and gas company with a prospect portfolio and a three dimensional seismic program in place. The company is active in Wyoming, New Mexico, Texas, California, and the Gulf of Mexico in the United States, as well as in Canada. EOG is also pursuing development activities in Trinidad.

   Entergy Corporation. Entergy Corporation is an energy company that is primarily focused on electric power production, marketing and trading services, and distribution operations. The company is headquartered in the United States and has energy and investment operations in Latin America, North America, Europe, and Australia.

   Exelon Corporation. Exelon Corporation distributes electricity and gas to customers in Illinois and Pennsylvania. The company also has holdings in infrastructure services, energy services, and telecommunications businesses.

   Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

   FuelCell Energy, Inc. FuelCell Energy, Inc. develops and commercializes fuel cell power plants for electric power generation. The company also has contracts to develop its fuel cells for use of alternative fuels and for marine transportation applications. FuelCell has research and development contracts with government and industry.

   Hanover Compressor Company. Hanover Compressor Company provides natural gas compression services, in addition to providing contract natural gas handling service, fabrication, and equipment. The company's products are used in the production, transportation, processing, and storage of natural gas. Hanover Compressor's services and products primarily serve energy producers and processors.

   Mirant Corporation. Mirant Corporation provides electricity and energy-related products and services throughout the world. The company owns and operates power production and delivery facilities. Mirant also markets energy and energy-linked commodities and manages the risk associated with market price fluctuations.

   Noble Drilling Corporation. Noble Drilling Corporation provides diversified services for the oil and gas industry. The company provides contract drilling services with its fleet of offshore drilling units located in markets worldwide. Noble Drilling also provides labor contract drilling services, engineering, and production management services, as well as turnkey drilling services.

   NRG Energy, Inc. NRG Energy, Inc., a global energy company, acquires, develops, constructs, owns, and operates power generation facilities. The company's operations utilize such diverse fuel sources as natural gas, oil, coal, and refuse derived fuel.

   Peabody Energy Corporation. Peabody Energy Corporation mines and markets predominantly low-sulphur coal, primarily for use by electric utilities. The company also trades coal and emission allowances.

   PNM Resources, Inc. PNM Resources, Inc. generates, transmits, distributes, and sells electricity to customers in New Mexico. The company also transmits, distributes, and sells natural gas within New Mexico. PNM's activities also include energy management services and management services for water and wastewater systems.

   Questar Corporation. Questar Corporation is an integrated energy services holding company which operates through its market resources and regulated services divisions. The company develops and produces energy, gathers and processes gas, and trades wholesale gas, electricity, and hydrocarbon liquids. Questar also conducts interstate gas transmission and storage activities.

   Reliant Resources, Inc. Reliant Resources, Inc. provides electricity and energy services, focusing on the electric power industry in the United States and Europe. The company acquires, develops, and operates electric power generation facilities that are not subject to traditional cost-based regulation. Reliant also trades and markets power, natural gas, and other energy-related commodities.

   Shaw Group, Inc. Shaw Group, Inc. supplies piping systems and provides industrial construction and maintenance services. The company's customers include the electric power, chemical, petrochemical, and oil and gas processing industries. Shaw provides design and engineering services, piping system fabrication, manufacturing and sale of specialty pipe fittings, pipe support systems, and installation.

   Southern Company. Southern Company is the parent company of Alabama Power, Georgia Power, Gulf Power, Mississippi Power, and Savannah Electric. The company supplies electricity, as well as provides energy-related marketing, trading, and technical services, and wireless telecommunications.

   Southern Union Company. Southern Union Company is an international energy distribution company serving customers in Texas, Missouri, Pennsylvania, Rhode Island, Florida, and Mexico. The company distributes natural gas and electricity, operates propane distribution and natural gas pipeline systems, and markets propane gas.

   Spinnaker Exploration Company. Spinnaker Exploration Company is involved in the exploration, development, and production of natural gas and oil in the United States Gulf of Mexico. The company has license rights to blocks of mostly contiguous, recent vintage 3-D seismic data.

   TXU Corporation. TXU Corporation is an energy services company with multinational operations. The company provides electric and gas services, merchant trading, energy marketing, telecommunications services, and other energy-related services. TXU delivers energy to customers primarily in the state of Texas, the United Kingdom and continental Europe, and Australia.

   UtiliCorp United, Inc. UtiliCorp United, Inc. is an electric and gas company with energy customers and operations across the United States and Canada, Australia, New Zealand, and the United Kingdom. The company's subsidiary, Aquila, Inc., is a wholesaler of electricity and natural gas in North America. Aquila also provides wholesale energy services in the United Kingdom and has a presence in Scandinavia.

   Valero Energy Corporation. Valero Energy Corporation is an independent petroleum refining and marketing company that owns and operates refineries in the United States and Canada. The company also operates retail sites under the Valero, Diamond Shamrock, Ultramar, Total, and Beacon brands. In addition, Valero owns a proprietary pipeline network.

   Weatherford International, Inc. Weatherford International, Inc. provides equipment and services used for the drilling, completion, and production of oil and natural gas wells. The company offers drilling and intervention services, completion systems, artificial lift systems, and compression services. Weatherford conducts operations in substantially all of the oil and natural gas producing regions in the world.

   Williams Companies, Inc. Williams Companies, Inc. is involved in energy-related activities. The company transports and stores natural gas, explores for and produces oil and natural gas, and transports petroleum products. Williams also refines petroleum products, produces and markets ethanol, processes and treats natural gas, and markets and trades energy and energy related commodities.

   Xcel Energy, Inc. Xcel Energy, Inc. provides electric and natural gas services. The company offers a variety of energy-related services, including generation, transmission, and distribution of electricity and natural gas throughout the United States.

   TELE-GLOBAL PORTFOLIO

   ALLTEL Corporation. ALLTEL Corporation provides wireline and wireless communications and information services. The company, through its subsidiaries, provides wireline, long-distance, network access and Internet services, wireless communications, wide-area paging service, information processing management services, and advanced applications software. ALLTEL also publishes telephone directories.

   America Movil S.A. de C.V. America Movil S.A. de C.V. provides wireless communications services in all regions of Mexico. The company also participates in telecommunications joint ventures in Guatemala, Ecuador, Brazil, Colombia, Venezuela, Argentina, the United States, Puerto Rico, Mexico, and Spain.

   AOL Time Warner, Inc. AOL Time Warner, Inc. is a global company delivering entertainment, news, and Internet brands across converging media platforms. The company conducts operations in cable systems, interactive services, publishing, music, cable networks, and filmed entertainment. AOL Time Warner's brands include Time Warner Cable, HBO, Turner, America Online, WB, CNN, New Line Cinema, and Time, Inc.

   AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

   AT&T Wireless Services, Inc. AT&T Wireless Services, Inc. operates a digital wireless network in North America. The company offers fixed, voice, and data wireless communications services to consumers and businesses.

   BellSouth Corporation. BellSouth Corporation, through its wholly-owned BellSouth Telecommunications, Inc. and BellSouth Enterprises, Inc. subsidiaries, provides telecommunications services, systems, and products. The company provides residential, business, and wholesale customers with integrated voice, video, and data services. Bell South conducts operations in the United States and in other countries.

   BCE Inc. BCE Inc., through its subsidiaries, provides a full range of domestic and international telecommunication services, including mobile communications to Canadian customers. The company also supplies telecommunications equipment products, and designs, develops, installs, services, and supports various networks.

   Broadcom Corporation. Broadcom Corporation provides integrated silicon solutions that enable broadband digital data transmission of voice, data, and video content to the home and within the business enterprise. The company designs, develops, and supplies integrated circuits for cable set-top boxes, cable modems, high-speed networking, direct satellite and digital broadcast, and digital subscriber line.

   Check Point Software Technologies, Ltd. Check Point Software Technologies, Ltd. provides Internet security. The company's secure virtual network (SVN) architecture provides the infrastructure that enables secure and reliable Internet communications. SVN secures business-to-business communications between networks, systems, applications, and users across the Internet, intranets, and extranets.

   Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

   China Mobile (Hong Kong), Ltd. China Mobile (Hong Kong), Ltd, through its subsidiaries, provides cellular telecommunication services in the People's Republic of China.

   Deutsche Telekom AG. Deutsche Telekom AG owns, operates, and leases public telecommunications networks and offers network applications services. The company provides local and long distance telephone services and integrated voice and data digital services, and maintains a large cable television network. Deutsche Telekom also offers mobile, paging, and on-line services to German and non-German customers.

   Juniper Networks, Inc. Juniper Networks, Inc. provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

   Koninklijke (Royal) KPN NV. Koninklijke (Royal) KPN NV provides telecommunications services throughout the Netherlands. The company provides local, long distance, international, and mobile telecommunications services, voice-mail, call forwarding, ISDN Internet lines, faxing, and communications services for businesses.

   Lucent Technologies, Inc. Lucent Technologies, Inc. designs, builds, and delivers a wide range of public and private networks, communications systems and software, and data networking systems. The company also designs, builds, and delivers business telephone systems and microelectronic components. Lucent conducts its research and development activities through Bell Laboratories.

   Maxim Integrated Products, Inc. Maxim Integrated Products, Inc. designs, develops, manufactures, and markets a broad range of linear and mixed-signal integrated circuits. The company also provides a range of high-frequency design processes and capabilities that can be used in custom design.

   Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

   NIPPON Telegraph and Telephone Corporation. NIPPON Telegraph and Telephone Corporation (NTT) provides a variety of telecommunication services, including telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telephone services within Japan.

   Nokia Oyj. Nokia Oyj is an international telecommunications company. The company develops and manufactures mobile phones and networks and systems for cellular and fixed networks. Nokia also develops and supplies access networks, multimedia equipment and other telecom related products. The company markets its products and services worldwide.

   QUALCOMM, Inc. QUALCOMM, Inc. develops and delivers digital wireless communications products and services based on the company's CDMA digital technology. The company's business areas include integrated CDMA chipsets and systems software, technology licensing, Eudora email software for Windows and Macintosh platforms, and satellite based systems including Omnitracs and Globalstar systems.

   SBC Communications, Inc. SBC Communications, Inc. provides communications services in the United States and in other countries. The company provides local and long-distance phone service, wireless and data communications, paging, Internet access and messaging cable and satellite television, security services, and telecommunications equipment. SBC also provides directory advertising and publishing.

   Sprint Corporation. Sprint Corporation provides telecommunications services. The company's principal activities include long distance service, local service, product distribution, and directory publishing activities. Sprint's other activities include emerging businesses, interests in international telecommunications companies, and interest in an Internet service provider.

   Sprint Corporation (PCS Group). Sprint Corporation (PCS Group) operates a 100% digital, 100% personal cellular communication system (PCS) nationwide wireless network in the United States. The company currently serves the United States, Puerto Rico, and the United States Virgin Islands.

   STMicroelectronics N.V. STMicroelectronics N.V. designs, develops, manufactures, and markets semiconductor integrated circuits and discrete devices. The company's products are used in the telecommunications, consumer, automotive, computer, and industrial sectors. Customers are located in North America, Europe, Asia/Pacific, and Japan.

   Telefonica, S.A. Telefonica, S.A. provides telecommunications services mainly to countries in Europe and Latin America. The company offers fixed-line and mobile telephone, Internet, and data transmission services to residential and corporate customers. Telefonica also holds stakes in television stations, radio stations, and production companies.

   Telefonos de Mexico SA de CV. Telefonos de Mexico SA de CV (Telmex) provides local, long-distance, and cellular telephone services, and Internet and broadband access throughout Mexico. The company also offers other telecommunications, and related services such as directory assistance, data transmission, and paging services.

   Telekom Austria AG. Telekom Austria AG offers telecommunications services. In Austria, the company offers fixed-line and mobile telephone, Internet, and data transmission services. Telekom Austria offers Internet access and mobile services in Liechtenstein, Slovenia, and Croatia.

   Texas Instruments, Inc. Texas Instruments, Inc. is a global semiconductor company that designs and supplies digital signal processing and analog technologies. The company also operates materials and controls, and educational and productivity solutions businesses. Texas Instruments has manufacturing or sales operations in countries around the world.

   UTStarcom, Inc. UTStarcom, Inc. provides communications equipment for service providers that operate wireless and wireline networks. The company's integrated suite of network access systems, optical transmission products, and subscriber terminal products allows service providers to offer scalable voice, data, and Internet access services.

   Verizon Communications, Inc. Verizon Communications, Inc. provides wireline voice and data services, wireless services, Internet services, and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment, and payphones. Verizon has operations worldwide.

   Vivendi Universal SA. Vivendi Universal SA operates music, television and film, publishing, Internet, telecommunications, and environmental services businesses. The company records and publishes music, produces and distributes television programming and movies, publishes textbooks and interactive games, offers telephone, data transmission, and Internet access services, and provides environmental services.

   Vodafone Group Plc. Vodafone Group Plc. provides mobile telecommunications services. The company supplies customers with digital and analogue cellular telephone, paging and mobile data, and Internet services. The group, via a 50% joint venture with VivendiNet, operates the ' brand Internet portal company in Europe. Vodafone has agreements in over 100 countries and across 230 networks.





               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

   To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 321:

   We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 321 as of January 15, 2002. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 321 as of January 15, 2002, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   January 15, 2002




                             STATEMENTS OF CONDITION
                             AS OF JANUARY 15, 2002

                                                                                                               COHEN &
                                                                                           BIOTECHNOLOGY       STEERS
                                                                                                 &              REIT
                                                                                          PHARMACEUTICAL       INCOME
INVESTMENT IN SECURITIES                                                                    PORTFOLIO         PORTFOLIO
                                                                                           -------------    -------------
Contracts to purchase Securities (1)                                                      $     147,944    $     150,293
                                                                                           -------------    -------------
     Total                                                                                $     147,944    $     150,293
                                                                                           =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                                               $         164    $         537
     Deferred sales charge liability (3)                                                          2,017            2,050
     Creation and development fee liability (4)                                                     897              911
Interest of Unitholders--
     Cost to investors (5)                                                                      149,440          151,820
     Less: Gross underwriting commission, creation and development fee
         and organization costs (2)(4)(5)(6)                                                      4,574            5,025
                                                                                           -------------    -------------
         Net interest to Unitholders (5)                                                        144,866          146,795
                                                                                           -------------    -------------
     Total                                                                                $     147,944    $     150,293
                                                                                           =============    =============



--------------------------------------------------------------------------------

(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth under "Summary of Essential Financial Information". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate first year sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(6)  Assumes only the first year sales charge.






                             STATEMENTS OF CONDITION
                             AS OF JANUARY 15, 2002

                                                                             ENERGY            POWER         TELE-GLOBAL
INVESTMENT IN SECURITIES                                                    PORTFOLIO        PORTFOLIO        PORTFOLIO
                                                                          -------------    -------------    -------------
Contracts to purchase Securities (1)                                     $     147,528    $     148,091    $     148,565
                                                                          -------------    -------------    -------------
     Total                                                               $     147,528    $     148,091    $     148,565
                                                                          =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                              $         356    $         748    $         433
     Deferred sales charge liability (3)                                         2,012            2,019            2,026
     Creation and development fee liability (4)                                    894              898              900
Interest of Unitholders--
     Cost to investors (5)                                                     149,020          149,590          150,070
     Less: Gross underwriting commission, creation and development
         fee and organization costs (2)(4)(5)(6)                                 4,754            5,164            4,864
                                                                          -------------    -------------    -------------
         Net interest to Unitholders (5)                                       144,266          144,426          145,206
                                                                          -------------    -------------    -------------
     Total                                                               $     147,528    $     148,091    $     148,565
                                                                          =============    =============    =============



--------------------------------------------------------------------------------

(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth under "Summary of Essential Financial Information". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate first year sales charge are computed on the bases set forth under "Public Offering--Offering Price".

(6)  Assumes only the first year sales charge.





THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Cohen & Steers Capital Management, Inc., as Supervisor for the Cohen & Steers REITIncome Portfolio, Van Kampen Investment Advisory Corp., as Supervisor for all Portfolios other than the Cohen & Steers REITIncome Portfolio, and The Bank of New York, as Trustee.
   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of actively traded equity securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.
   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. If you purchase Units in a "wrap fee" or other fee-based account, your Units will be automatically redeemed on the Special Redemption Date set forth in the "Summary of Essential Financial Information." As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.
   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.
   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.
   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of each Portfolio is described in the individual Portfolio sections beginning on page 4. There is no assurance that a Portfolio will achieve its objective.
   Cohen & Steers, which acts as Portfolio Consultant and Supervisor for the Cohen & Steers REITIncome Portfolio, may use the list of Securities in its independent capacity as an investment adviser to various individuals and entities. Cohen & Steers may also distribute this information to various individuals and entities. Cohen & Steers may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price the Portfolio pays for the Securities and the price received upon Unit redemptions or Portfolio termination. Cohen & Steers may also issue reports and make recommendations on the Securities. Cohen & Steers' research department may receive compensation based on transactions generated by research and/or sales of Units.
   You should note that the selection criteria were applied to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from a Portfolio.

RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Portfolios invest in stocks of U.S. and foreign companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time.
   DIVIDENDS. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.
   INDUSTRY CONCENTRATIONS. Each Portfolio invests in a single industry. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.
   Health Care Issuers. The Biotechnology & Pharmaceutical Portfolio invests in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotec hnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.
   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.
   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).
   Real Estate Investment Trusts. The Cohen & Steers REITIncome Portfolio invests exclusively in real estate investment trusts. Any negative impact on the REIT industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of REITs before you invest. Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.
   Risks associated with the direct ownership of real estate include, among other factors,

  o  general U.S. and global as well as local economic conditions,

  o  decline in real estate values,

  o  the financial health of tenants,

  o  overbuilding and increased competition for tenants,

  o  oversupply of properties for sale,

  o  changing demographics,

  o  changes in interest rates, tax rates and other operating expenses,

  o  changes in government regulations,

  o  faulty construction and the ongoing need for capital improvements,

  o regulatory and judicial requirements, including relating to liability for environmental hazards,

  o  changes in neighborhood values and buyer demand, and

  o the unavailability of construction financing or mortgage loans at rates acceptable to developers.


   Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.
   You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if your Portfolio acquires REIT Securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT Securities during the life of your Portfolio. The recent increased demand for certain types of real estate may have inflated the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the Securities and therefore the value of the Units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.
   Because of their structure, and the legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.
   Telecommunications Issuers. The Tele-Global Portfolio invests in telecommunications companies. These companies are subject to substantial governmental regulation. For example, the United States government and state governments regulate permitted rates of return and the kinds of services that a company may offer. This industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and telecommunications stocks can experience rapid volatility. Certain telecommunications products may become outdated very rapidly. A company's performance can be hurt if the company fails to keep pace with technological advances. Certain smaller companies in the portfolio may involve greater risk than larger, established issuers. Smaller companies may have limited product lines, markets or financial resources. Their securities may trade in lower volumes than larger companies. As a result, the prices of these securities may fluctuate more than the prices of other issuers.
   Utility and Energy Issuers. The Energy Portfolio and the Power Portfolio invest in utility and energy companies or in companies related to the utility or energy industries. Many utility and energy companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

  o  risks of increases in fuel and other operating costs;

  o restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

  o regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

  o  coping with the general effects of energy conservation;

  o technological innovations which may render existing plants, equipment or products obsolete;

  o the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

  o  the potential impact of natural or man-made disasters;

  o difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

  o  the high cost of obtaining financing during periods of inflation;

  o difficulties of the capital markets in absorbing utility debt and equity securities; and

  o  increased competition.

   Any of these factors, or a combination of these factors, could affect the supply of or demand for electricity, natural gas, water or other energy, which could adversely affect the profitability of the issuers of the Securities and the performance of the your Portfolio.
    Utility and energy companies are subject to extensive regulation at the federal and state levels in the United States. At the federal level, the Federal Energy Regulatory Commission (the "FERC"), the Federal Trade Commission (the "FTC"), the Securities and Exchange Commission (the "SEC"), and the Nuclear Regulatory Commission (the "NRC") have authority to oversee electric and combination electric and gas utilities. The value of utility and energy company stocks may decline because governmental regulation controlling these industries can change. This regulation may prevent or delay the company from passing along cost increases to its customers which could hinder the company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such company. Recently, two California public utilities were threatened with such action by their wholesale suppliers, and one of these utilities has filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. Mergers in the these industries may require approval from several federal and state regulatory agencies, including FERC, the FTC, and the SEC. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these stocks to fall.
   FOREIGN ISSUERS. Because the Tele-Global Portfolio invests significantly in stocks of foreign companies, this Portfolio involves additional risks that differ from an investment in domestic stocks. Other Portfolios may also invest in foreign companies that involve the same risks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. These Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. These Portfolios involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause a Portfolio to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S. Certain stocks may be held in the form of American Depositary Receipts or other similar receipts ("ADRs"). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Portfolios, if any, trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign common stock held directly. Some ADRs may experience less liquidity than the underlying common stocks traded in their home market.
   EUROPE. The Tele-Global Portfolio may invest significantly in stocks of European companies. This Portfolio involves additional risks that differ from an investment in United States companies. In recent years, many European countries have participated in the European Economic and Monetary Union (EMU) seeking to develop a unified European economy. For this reason and others, many European countries have experienced significant political, social and economic change in recent years. Any negative consequences resulting from these changes could affect the value of your Portfolio.
   On January 1, 1999, eleven EMU member countries introduced a new European currency called the Euro. This may result in uncertainties for European securities markets and operation of your Portfolio. This introduction requires the redenomination of European debt and equity securities over a period of time. This could result in various accounting differences and/or tax treatments that otherwise would not likely occur. As part of the Euro conversion, participating countries will no longer control their own monetary policies by directing independent interest rates or currency transactions. Instead, a new European Central Bank has authority to direct monetary policy, including money supply of the national currencies of the participating countries to the Euro. Certain EMU members, including the United Kingdom, are not implementing the Euro at this time. This could raise additional questions and complications within European markets. European markets could face significant difficulties if the Euro introduction does not take place as planned. These difficulties could include such things as severe currency fluctuations and market disruptions. No one can predict whether all phases of the conversion will take place as scheduled or whether future difficulties will occur. No one can predict the impact of the conversion. All of these issues could have a negative impact on the value of your Units.
    SPECIAL REDEMPTION. The Trustee will redeem Units purchased in a "wrap fee" or other fee-based account on the Special Redemption Date set forth in the "Summary of Essential Financial Information." If a substantial amount of Units are held by these accounts, this process could significantly reduce the size of a Portfolio and cause expenses to increase or cause a Portfolio to terminate before its Mandatory Termination Date.
   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. Unitholders who redeem or sell their Units on or prior to the Special Redemption Date set forth in the "Summary of Essential Financial Information" will not be assessed the second year deferred sales charge. A portion of the Public Offering Price includes an amount to pay for all or a portion of the costs incurred in establishing your Portfolio. These costs include the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the fee of any Portfolio Consultant, the initial fees and expenses of the Trustee and legal and audit expenses. The maximum first year sales charge is reduced during the initial offering period as follows:

       TRANSACTION
         AMOUNT*                            SALES CHARGE
     --------------                        --------------
Less than $25,000                               2.95%
$25,000 - $49,999                               2.75
$50,000 - $99,999                               2.50
$100,000 - $249,999                             2.25
$250,000 - $499,999                             2.00
$500,000 - $999,999                             1.50
$1,000,000 or more                              1.00
---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolios for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).
   The transactional sales charge is waived for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed ("Fee Accounts"). Purchases by these accounts are subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. Units in these Fee Accounts will be automatically redeemed on the Special Redemption Date set forth in the "Summary of Essential Financial Information." By purchasing Units in a Fee Account, you are electing to have your Units deemed to be automatically tendered for redemption on the Special Redemption Date. Of course, you will also be able to redeem or sell you Units on any business day prior to this date. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.
   During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1.00%.
   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.
   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time. If you redeem Units prior to the Special Redemption Date that were acquired through a distribution reinvestment, you are required to reimburse the Sponsor for any credit for any unpaid deferred sales charge at the time of redemption.
   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.
   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.
   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units". The Sponsor will provide price dissemination and oversight services to the Trust.
   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.
   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.
   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

       TRANSACTION
         AMOUNT*                             CONCESSION
     --------------                         ------------
Less than $25,000                              2.10%
$25,000 - $49,999                              2.00
$50,000 - $99,999                              1.80
$100,000 - $249,999                            1.60
$250,000 - $499,999                            1.40
$500,000 - $999,999                            1.00
$1,000,000 or more                             0.65
---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.


   For transactions involving Unitholders who hold Units after the Special Redemption Date set forth in the "Summary of Essential Financial Information," the regular concession or agency commission will include an additional amount equal to the lesser of $0.12 per Unit or 1.20% of the lowest Public Offering Price per Unit at which Units were sold during the initial offering period. This amount will be paid by the Sponsor to broker-dealers and selling firms following the Special Redemption Date with respect each Unit sold by such broker-dealer or selling firm which remains outstanding after such Special Redemption Date.
   In addition to the regular concession or agency commission set forth above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 INITIAL OFFERING PERIOD                       VOLUME
SALES DURING QUARTERLY PERIOD                CONCESSION
--------------------------------             ----------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of (1) Units which are not subject to the transactional sales charge or (2) units of Van Kampen unit investment trusts initially offered prior to December 17, 2001, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period.
     In addition to the regular concession and additional volume concessions set forth above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates: A.G. Edwards & Sons, Inc., Edward D. Jones & Co., L.P., First Union Securities, Inc., Morgan Stanley DW Inc., Prudential Securities Inc., Salomon Smith Barney Inc. and UBS PaineWebber Inc. and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.
   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolio, the regular concession or agency commission in the first year will amount to 1.20% per Unit. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.
   Broker-dealers of the Portfolios, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that a Portfolio will receive from the Units sold.
   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.
   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.
   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.
   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. The Sponsor intends to maintain a secondary market for Units only during the first six months following the Initial Date of Deposit. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. Units sold on or prior to the Special Redemption Date set forth in the "Summary of Essential Financial Information" will not be assessed the unpaid $0.155 per Unit second year deferred sales charge remaining after such date.The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. To purchase Units in these Fee Accounts, your financial adviser must purchase Units designated with one of the "FeeDom CUSIP" numbers. Please contact your financial adviser for more information. Units purchased in these Fee Accounts will be automatically redeemed on the Special Redemption Date set forth in the "Summary of Essential Financial Information." By purchasing Units with a FeeDom CUSIP number, you are electing to have your Units automatically tendered for redemption on the Special Redemption Date. Of course, you will also be able to redeem or sell your Units on any business day prior to this date. These purchases are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor, Van Kampen Funds Inc. For example, this table illustrates the sales charge you will pay as a percentage of the initial Public Offering Price per Unit.

   Initial sales charge                        0.00%
   Deferred sales charge                       0.00
                                            ------
         Transactional sales charge            0.00%
                                            ======
   Creation and development fee                0.60%
                                            ------
         Total                                 0.60%
                                                    -
                                            ======

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". Unitholders will also receive a final distribution of dividends when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".
   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.
   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash.
   In addition, under the Guaranteed Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Guaranteed Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.
   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.
   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.
   Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution of Securities during the five business days prior to a Portfolio's termination. The Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.
   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".
   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid first year deferred sales charge payments (Units redeemed on or prior to the Special Redemption Date set forth in the "Summary of Essential Financial Information" will not be assessed the unpaid second year deferred sales charge remaining after such date). During the initial offering period, the redemption price and the secondary market repurchase price will include estimated organizational and offering costs. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.
   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.
   SPECIAL REDEMPTION FOR FEE ACCOUNTS. On the Special Redemption Date set forth in the "Summary of Essential Financial Information," the Trustee will automatically redeem Units held in Fee Accounts. Unitholders in Fee Accounts will receive a cash distribution of their redemption proceeds as described in the previous section in connection with this special redemption unless the Unitholder elects to receive an in-kind distribution of portfolio securities as described above five business days prior to the Special Redemption Date. Of course, all Unitholders may tender their Units for redemption on any business day. Unitholders in Fee Accounts may not elect to continue to hold Units in the Portfolio after the Special Redemption Date; however, the Sponsor currently intends to have other unit investment trusts available for purchase at the time of this special redemption which will generally offer sales charge discounts for investors in Fee Accounts. All other Units will remain outstanding after this special redemption unless tendered for redemption by a Unitholder.
   EXCHANGE OPTION. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.
   UNITS. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.
   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
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   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.
   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.
   Pursuant to an exemptive order, each terminating Portfolio is permitted to sell Securities to a new trust series if those Securities meet the investment strategy of the new trust. The exemption enables each Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.
   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.
   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date (unless the Unitholder has elected an in kind distribution or is a participant in the final Rollover). All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".
   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.
     SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Portfolios. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.
   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.
   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".
   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolios and returns over specified time periods on other similar Van Kampen trusts or investment strategies utilized by the Portfolios (which may show performance net of expenses and charges which the Portfolios would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolios. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolios are not managed and Unit price and return fluctuate with the value of the stocks in the Portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of a Portfolio's relative performance for any future period.
   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. A Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that a Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for a Portfolio.
   We determine the style characteristics (growth or value) based on the types of stocks in a Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of a Portfolio. Investment style and capitalization characteristics will vary over time. We will not remove a Security from a Portfolio as a result of any change in characteristics.

TAXATION
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   This section summarizes some of the main U.S. federal income tax consequences of owning Units of your Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.
   ASSETS OF THE PORTFOLIO. Each Portfolio will hold one or more of the following: (i) stock in domestic and foreign corporations (the "Stocks") and
(ii) interests in real estate investment trusts (the "REIT Shares"). All of the foregoing constitute the "Portfolio Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity and the REIT Shares constitute qualifying shares in real estate investment trusts for federal income tax purposes.
   PORTFOLIO STATUS. Each Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Portfolio Assets and other assets held by your Portfolio, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Portfolio Asset when such income would be considered to be received by you if you directly owned your Portfolio's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from your Portfolio which you must take into account for federal income tax purposes is not reduced by amounts used to pay Portfolio expenses (including the deferred sales charge, if any).
   YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Portfolio disposes of Portfolio Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Portfolio Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Portfolio Asset by apportioning the cost of your Units, generally including sales charges, among each Portfolio Asset ratably according to its value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).
   If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.
   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code may, however, treat certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured Section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long term gain from property held for more than five years eligible for the 18% (or 8%) tax rate, or that may be subject to the 25% tax rate, will be made based on regulations prescribed by the United States Treasury.
   DIVIDENDS FROM REIT SHARES. Some dividends on the REIT Shares may qualify as "capital gain dividends," taxable to you as long-term capital gains. If you hold a Unit six months or less or if your Portfolio holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to be received) with respect to such REIT Share. Distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January.
   DIVIDENDS RECEIVED DEDUCTION. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to certain dividends received by a Portfolio, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs.
   EXCHANGES. If you elect to reinvest the proceeds from your Portfolio into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of a Portfolio for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Portfolio Assets under the wash sale provisions of the Internal Revenue Code.
   IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request an in-kind distribution of Portfolio Assets when you redeem your Units or at your Portfolio's termination. By electing to receive a distribution of Portfolio Assets, you will receive whole shares of Stock and REIT Shares plus, possibly, cash.
   You will not recognize gain or loss if you only receive Portfolio Assets in exchange for your pro rata portion of the Portfolio Assets held by your Portfolio. However, if you also receive cash in exchange for a Portfolio Asset or fractional share of a Portfolio Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio Asset or fractional share.
   LIMITATIONS ON THE DEDUCTIBILITY OF PORTFOLIO EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.
     FOREIGN, STATE AND LOCAL TAXES. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Stock of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Portfolio that are derived from certain dividends of Stock of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.
   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by your Portfolio, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.
   Under the existing income tax laws of the State and City of New York, each Portfolio will not be taxed as a corporation, and the income of each Portfolio will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.

PORTFOLIO OPERATING EXPENSES
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   GENERAL. The fees and expenses of your Portfolio will generally accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.
   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the fee of any Portfolio Consultant, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.
   CREATION AND DEVELOPMENT FEE. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.06 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.
   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.
   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor for Portfolios other than the Cohen & Steers REIT Income Portfolio, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". The Supervisor's fee for the Cohen & Steers REIT Income Portfolio is charged as a percentage of average daily net asset value and accrues daily and is paid quarterly. The fee for all other Portfolios is charged as a dollar amount per Unit and is paid as described above under "General". The fees paid to the Sponsor and its affiliate may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.
   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year. The Cohen & Steers REITIncome Portfolio will pay a license fee to Cohen & Steers Capital Management, Inc. for the use of certain service marks.

OTHER MATTERS
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   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.
   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statement filed by the Portfolios with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

TABLE OF CONTENTS
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          TITLE                                 PAGE
          -----                                 ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Biotechnology & Pharmaceutical Portfolio....     6
   Cohen & Steers REIT Income Portfolio........     8
   Energy Portfolio............................    11
   Power Portfolio.............................    13
   Tele-Global Portfolio.......................    15
   Notes to Portfolios.........................    18
   The Securities..............................    19
   Report of Independent Certified
      Public Accountants.......................    34
   Statements of Condition ....................    35
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-5
   Retirement Accounts.........................  A-10
   Fee Accounts................................  A-10
   Rights of Unitholders.......................  A-11
   Portfolio Administration....................  A-13
   Taxation....................................  A-16
   Portfolio Operating Expenses................  A-18
   Other Matters...............................  A-19
   Additional Information......................  A-19
--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                       EMSPRO321
                                                                         #36661
                                                                         #36698
                                                                         #37290
                                                                         #37244
                                                                         #37749




                                   PROSPECTUS
--------------------------------------------------------------------------------
                                JANUARY 15, 2002



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                         BIOTECHNOLOGY & PHARMACEUTICAL
                              PORTFOLIO, SERIES 18

                           COHEN & STEERS REIT INCOME
                               PORTFOLIO, SERIES 2

                           ENERGY PORTFOLIO, SERIES 2

                            POWER PORTFOLIO, SERIES 4

                        TELE-GLOBAL PORTFOLIO, SERIES 18





                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555



               Please retain this prospectus for future reference





                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT
                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 321

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     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS
                                                     PAGE
                           Risk Factors                 2
                           Sponsor Information          8
                           Trustee Information          9
                           Portfolio Termination        9

RISK FACTORS
     PRICE VOLATILITY. Because the Portfolios invest in stocks of U.S. and foreign companies, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.
     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.
     FOREIGN STOCKS. Because certain Portfolios invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.
     FOREIGN CURRENCIES. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.
   TECHNOLOGY ISSUERS. Certain Portfolios invest significantly in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Portfolio, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.
   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.
   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of a Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.
   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.
   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.
   HEALTH CARE ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.
   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.
    TELECOMMUNICATIONS ISSUERS. Because certain Portfolios are concentrated in the telecommunications industry, the value of the Units of these Portfolios may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Portfolio may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.
   UTILITY AND ENERGY ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the characteristics of the public utility and energy industries and the risks which such an investment may entail. General problems of the public utility and energy industries include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility and energy stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.
     Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other. Recently, two California public electric utilities claimed inability to meet their obligations to their suppliers in the deregulated wholesale market for electricity due to regulatory restrictions on their ability to pass increasing costs along to their customers in the retail market. These defaults led their wholesale suppliers to threaten to institute involuntary bankruptcy proceedings against the utility companies. Subsequently, one of the utility companies filed a voluntary petition for relief under Chapter 11 of the U.S.Bankruptcy Code of 1978.
     Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.
     In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.
     Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.
   REAL ESTATE INVESTMENT TRUSTS. Certain Portfolios will invest in shares issued by REITs, domestic corporations or business trusts which invest primarily in income producing real estate or real estate related loans or mortgages. REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. Thus, an investment in the Portfolio will be subject to risks similar to those associated with the direct ownership of real estate, in addition to securities markets risks, because of a Portfolio's concentration in the securities of companies in the real estate industry. These risks include:

  o  declines in the value of real estate,

  o  illiquidity of real property investments,

  o risks related to general U.S. and global as well as local economic conditions,

  o  dependency on management skill,

  o  heavy cash flow dependency,

  o  possible lack of availability of mortgage funds,

  o  excessive levels of debt or overleveraged financial structure,

  o  overbuilding,

  o  extended vacancies, or obsolescence, of properties,

  o  increase in competition,

  o  increases in property taxes and operating expenses,

  o  changes in zoning laws,

  o  losses due to costs resulting from the clean-up of environmental problems,

  o liability to third parties for damages resulting from environmental problems,

  o  casualty or condemnation losses,

  o  economic or regulatory impediments to raising rents,

  o  changes in neighborhood values and buyer demand,

  o  changes in the appeal of properties to tenants, and

  o  changes in interest rates, tax rates or operating expenses.

   In addition to these risks, equity REITs may be more likely to be affected by changes in the value of the underlying property owned by the trusts. Further, REITs are dependent upon the management skills of the issuers and generally may not be diversified.
   The above factors may also adversely affect a borrower's or lessee's ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.
   A significant amount of the assets of a REIT may be invested in investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings. The impact of economic conditions on REITs also varies with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, you should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to

  o  defaults by borrowers,

  o  the market's perception of the REIT industry generally,

  o the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and

  o the possibility of failing to maintain exemption from the Investment Company Act of 1940.

   A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.
   Some REITs in the Portfolio may be structured as UPREITs. An UPREIT owns an interest in a partnership that owns real estate. This can result in a potential conflict of interest between (1) shareholders of the REIT who may want to sell an asset and (2) other partnership interest holders who would be subject to tax liability if the REIT sells the property. In some cases, REITs have entered into "no sell" agreements, which are designed to avoid taxing the holders of partnership units by preventing the REIT from selling the property. This arrangement may mean that the REIT would refuse a lucrative offer for an asset or be forced to hold on to a poor asset. Since parties to "no sell" agreements often do not disclose them, the Sponsor does not know whether any of the REITs in the Portfolio have entered into this kind of arrangement.
   A REIT generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including (1) liability, (2) fire and (3) extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REIT's properties are at risk in their particular locales. The management of a REIT uses its discretion in determining (1) amounts, (2) coverage limits and (3) deductibility provisions of insurance. They aim to acquire appropriate insurance on their investments at reasonable costs and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and several other factors might make it unfeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds that a REIT receives might not be adequate to restore its economic position with respect to that property.
   Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability (1) whether or not the owner or operator caused or knew of the presence of the hazardous or toxic substances and (2) whether or not the storage of the substances was in violation of a tenant's lease. In addition, (1) the presence of hazardous or toxic substances, or (2) the failure to remediate the property properly, may hinder the owner's ability to borrow using that real property as collateral. We can not give any assurance that one or more of the REITs in the Portfolio may not be currently liable or potentially liable for any of these costs in connection with real estate assets they presently own or subsequently acquire while the shares of those REITs are held in the Portfolio.
     LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.
     ADDITIONAL UNITS. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.
     VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

SPONSOR INFORMATION
     Van Kampen Funds Inc. is the Sponsor of the Portfolios. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.
     Morgan Stanley Dean Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.
     Van Kampen is one of the nation's largest investment management companies, with more than $76 billion in assets under management or supervision as of September 30, 2001. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)
     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION
     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.
     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.
     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.
     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.
     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION
     A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.
     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio and will include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder electing an in kind distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to, or who do not, request an in kind distribution and Unitholders who do not elect the Rollover Option will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.
     The Sponsor currently intends to, but is not obligated to, offer for sale units of a subsequent series of the Portfolios pursuant to the Rollover Option. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.
     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.




                       CONTENTS OF REGISTRATION STATEMENTS

     This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent certified public accountants.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.




                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 321, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235, Series 265 and Series 314 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 321 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 15th day of January, 2002.

                                         Van Kampen Focus Portfolios, Series 321
                                                        By Van Kampen Funds Inc.


                                                      By /s/ Christine K. Putong
                                                           ---------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on January 15, 2002 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman, Chief Executive Officer,        )
                                    Managing Director and Director            )

John H. Zimmermann III              President, Managing Director and          )
                                    Director

Michael H. Santo                    Chief Operating Officer, Managing         )
                                    Director and Director                     )

A. Thomas Smith III                 Director                                  )

                                                         /s/ Christine K. Putong
                                                             -------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.